SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November, 2009.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	On November 12, ORIX Corporation (“the Company”) filed its quarterly financial report (shihanki houkokusho) with the Kanto Financial Bureau in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the six months and three months ended September 30, 2008 and 2009, and the fiscal year ended March 31, 2009. This translation is unaudited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 13, 2009	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

1.	On November 12, ORIX Corporation (“the Company”) filed its quarterly financial report (shihanki houkokusho) with the Kanto Financial Bureau in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the six months and three months ended September 30, 2008 and 2009, and the fiscal year ended March 31, 2009. This translation is unaudited.

2.	Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in the notes of “Overview of Accounting Principles Utilized.”

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen
	Six months ended September 30, 2008	Six months ended September 30, 2009	Three months ended September 30, 2008	Three months ended September 30, 2009	Fiscal year ended March 31, 2009
Total Revenues	548,738	471,447	278,562	234,053	1,067,882
Income (Loss) before Income Taxes and Discontinued Operations	78,661	24,227	27,935	11,464	9,688
Net Income Attributable to ORIX Corporation	55,266	20,150	22,907	12,958	21,924
Shareholders’ Equity	—	—	1,244,093	1,265,438	1,167,530
Total Assets	—	—	8,898,089	7,918,537	8,369,736

Shareholders’ Equity Per Share (yen)	—	—	14,022.00	11,776.43	13,059.59
Earnings Per Share for Income Attributable to ORIX Corporation
Basic (yen)	621.19	207.45	258.20	125.89	246.59
Diluted (yen)	610.79	175.45	254.62	106.59	233.81
Shareholders’ Equity Ratio (%)	—	—	13.98	15.98	13.95
Cash Flows from Operating Activities	125,894	100,973	—	—	308,779
Cash Flows from Investing Activities	(112,122)	352,351	—	—	171,183
Cash Flows from Financing Activities	(16,415)	(319,130)	—	—	(334,587)
Cash and Cash Equivalents at End of Period	—	—	318,710	592,852	459,969
Number of Employees	—	—	19,827	18,348	18,920

Note:	1.	As a result of the recording of “Discontinued Operations” in accordance with FASB Accounting Standards Codification (ASC) 205-20 (“Presentation of Financial Statements—Discontinued Operations”), certain amounts in the fiscal year ended March 31, 2009 have been reclassified retroactively.
	2.	Pursuant to ASC 810-10-65-1 (“Consolidation—Noncontrolling Interests in Consolidated Financial Statements”), “Net Income” was reclassified into “Net Income Attributable to ORIX Corporation”, after April 1, 2009.
	3.	Consumption tax is excluded from the stated amount of total revenues.

(2) Overview of Activities

For the three months ended September 30, 2009, no significant changes were made in the Company and its subsidiaries’ operations. See “Changes of Principal Related Companies” below about changes in the activities of principal related companies.

(3) Changes of Principal Related Companies

Changes of principal related companies for the three months ended September 30, 2009 are as follows:

Additions:

There were no additions during the three months ended September 30, 2009.

Deletions:

There were no deletions during the three months ended September 30, 2009.

In July 2009, the Company transferred its 51% share ownership in ORIX Credit Corporation (“ORIX Credit”) to Sumitomo Mitsui Banking Corporation for a joint business, and ORIX Credit was shifted from consolidated subsidiary to affiliate.

(4) Number of Employees

The following shows the total number of employees in the Company and its subsidiaries as of September 30, 2009:

Number of employees
18,348

Note:	(a)	The above number is full-time basis.
	(b)	The average number of temporary employees is 5,556 for the three months ended September 30, 2009.

2.	Operating Results

(1) Earnings Summary

Total revenues and profits (losses) by segment for the three months ended September 30, 2009 and 2008 are as follows:

	Millions of yen
	Three months ended September 30, 2008		Three months ended September 30, 2009		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits (losses)	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services	34,405	1,399	28,389	(11,043)	(6,016)	(17)	(12,442)	—
Maintenance Leasing	58,699	7,246	56,146	5,511	(2,553)	(4)	(1,735)	(24)
Real Estate	82,182	19,022	53,295	10,467	(28,887)	(35)	(8,555)	(45)
Investment Banking	24,912	5,069	20,167	(3,584)	(4,745)	(19)	(8,653)	—
Retail	46,455	964	38,887	9,639	(7,568)	(16)	8,675	900
Overseas Business	46,957	8,218	45,766	10,232	(1,191)	(3)	2,014	25

Subtotal	293,610	41,918	242,650	21,222	(50,960)	(17)	(20,696)	(49)

Difference between Segment Totals and Consolidated Amounts	(15,048)	(13,983)	(8,597)	(9,758)	6,451	—	4,225	—

Consolidated Amounts	278,562	27,935	234,053	11,464	(44,509)	(16)	(16,471)	(59)

(2) Total Assets

Total assets by segment at September 30, 2009 and March 31, 2009 are as follows:

	September 30, 2009		March 31, 2009		Change
	Millions of yen	Composition ratio (%)	Millions of yen	Composition ratio (%)	Amount	Percent (%)
Corporate Financial Services	1,384,106	17.5	1,583,571	18.9	(199,465)	(13)
Maintenance Leasing	600,792	7.6	648,314	7.8	(47,522)	(7)
Real Estate	1,150,491	14.5	1,175,437	14.0	(24,946)	(2)
Investment Banking	1,265,140	16.0	1,321,491	15.8	(56,351)	(4)
Retail	1,419,020	17.9	1,554,006	18.6	(134,986)	(9)
Overseas Business	851,813	10.7	949,852	11.3	(98,039)	(10)

Subtotal	6,671,362	84.2	7,232,671	86.4	(561,309)	(8)

Difference between Segment Totals and Consolidated Amounts	1,247,175	15.8	1,137,065	13.6	110,110	10

Consolidated Amounts	7,918,537	100.0	8,369,736	100.0	(451,199)	(5)

(3) New Business Volumes

New business volumes of direct financing leases, installment loans, operating leases, investment in securities, other operating transactions for the three months ended September 30, 2009 and 2008 are as follows:

	Millions of yen		Change
	Three months ended September 30, 2008	Three months ended September 30, 2009	Amount	Percent (%)
Direct Financing Leases:
New equipment acquisitions	117,989	53,339	(64,650)	(55)
Installment Loans:
New loans added	281,762	164,671	(117,091)	(42)
Operating Leases:
New equipment acquisitions	133,747	59,881	(73,866)	(55)
Investment in Securities:
New securities added	86,978	130,729	43,751	50
Other Operating Transactions:
New assets added	23,968	6,901	(17,067)	(71)

3.	Risk Factors

There were not any significant changes.

4.	Material Contract

Not applicable

5.	Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected our financial condition and results of operations. Also included is management’s assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed here. These factors and trends regarding future were assessed as of the issue date of quarterly financial report (Shihanki Houkokusho).

(1) Qualitative Information Regarding Consolidated Financial Results

Economic Environment

Swift response through extensive fiscal stimulus measures has been effective in limiting the breadth and depth of the financial crisis. China and other Asian countries show positive trends and U.S. performance is better than expected. The global economy is starting to slowly emerge from the recession triggered by the financial crisis.

The U.S. has shown signs that the recession has bottomed out through programs such as automobile rebate programs, public works spending and tax benefits however increasing unemployment and decreased consumer spending continues to hinder recovery.

Japan has undergone a historic political shift in September; and has brought heightened attention toward the effects on the real economy and capital markets of the new administration’s policies that include consumer-oriented stimulus and major reduction of public spending. Despite signs of recovery such as an increase in exports, severe circumstances surrounding domestic demand oriented companies and small and middle-sized companies add to uncertainties regarding the amount of time necessary for real economic recovery.

Financial Highlights
Total Revenues	¥234,053 million (Down 16% year on year)
Income before Income Taxes*	¥11,464 million (Down 59% year on year)
Net Income Attributable to ORIX Corporation	¥12,958 million (Down 43% year on year)
Earnings Per Share for Income Attributable to ORIX Corporation
Basic	¥125.89 (Down 51% year on year)
Diluted	¥106.59 (Down 58% year on year)
ROE (Annualized)	4.2% (September 30, 2008: 7.3%)
ROA (Annualized)	0.65% (September 30, 2008: 1.02%)

*	“Income before Income Taxes” refers to “Income before Income Taxes and Discontinued Operations.”

Total Revenues

Total Revenues decreased 16% to ¥234,053 million compared to the three-month period ended September 30, 2008.

Revenues from “direct financing leases” for the three-month period ended September 30, 2009 (hereinafter “the second quarter”) decreased 30% to ¥12,150 million and “interest on loans and investment securities” for the second quarter decreased 39% to ¥32,081 million compared to the same period of the previous fiscal year. These declines are in line with the decreased balances of investment in direct financing leases and installment loans chiefly in the Corporate Financial Services and Investment Banking segments as a result of stringent selection of new transactions, enhanced collections and reduction of real estate-related loans. In the six-month period ended September 30, 2009 (hereafter “the second consolidated period”), revenues from direct financing leases and interest on loans and investment securities decreased 26% to ¥25,662 million and 29% to ¥74,036 million, respectively compared to the same period of the previous fiscal year.

Revenues from “operating leases” for the second quarter decreased 4% to ¥71,287 million compared to the same period of the previous fiscal year. This decline is mainly due to a decrease in revenues from overseas automobile leasing on a yen-equivalent basis due to the effects of an appreciated yen compared to the same period of the previous fiscal year, as well as a decline in revenues from precision measuring and other equipment rentals in the Maintenance Leasing segment due to decreased demand. Revenues for the second consolidated period decreased 4% to ¥140,489 million compared to the same period of the previous fiscal year.

“Brokerage commissions and net gains (losses) on investment securities” for the second quarter improved to ¥3,030 million from a loss of ¥1,038 million during the same period of the previous fiscal year. Although losses were recorded from private equity funds in the Investment Banking segment, gains on investment securities improved compared to the same period of the previous fiscal year due to an increase in realized gains on trading securities as a result of a recovery in the U.S. equity and bond markets. In the second consolidated period, brokerage commissions and net gains (losses) on investment securities improved to ¥10,517 million from a loss of ¥1,118 million during the same period of the previous fiscal year.

“Life insurance premiums and related investment income” for the second quarter increased 4% to ¥31,092 million compared to the same period of the previous fiscal year. Life insurance premiums decreased for the life insurance operations due to the promotion of indemnity products such as an individual term life and medical insurance. However, operating revenues from insurance-related investments returned to profitability in the second quarter due to the recovery of the financial capital markets, an improvement compared to the same period of the previous fiscal year when a loss was recorded. In the second consolidated period, life insurance premiums and related investment income decreased 9% to ¥57,189 million.

“Real estate sales” for the second quarter decreased 45% to ¥10,643 million. Conditions remain severe in the condominium market resulting from the downturn of the real estate market due to the effect of the financial crisis, and the number of condominiums delivered has decreased compared to the same period of the previous fiscal year. In the second consolidated period, real estate sales decreased 27% to ¥21,046 million compared to the same period of the previous fiscal year.

“Gains on sales of real estate under operating leases” mainly recorded in the Real Estate segment decreased 80% to ¥1,773 million in the second quarter compared to the same period of the previous fiscal year. The real estate market has remained sluggish and currently consists mainly of small property sales. Gains on the sale of a large office building were recorded in the second quarter, and was reclassified as income from discontinued operations. In the second consolidated period, gains on sales of real estate under operating leases declined 88% to ¥2,262 million compared to the same period of the previous fiscal year.

“Other operating revenues” for the second quarter decreased 7% to ¥71,997 million compared to the same period of the previous fiscal year. Revenues from the facilities operation business such as hotels and golf courses in the Real Estate segment for the second quarter increased compared to the same period of the previous fiscal year, while revenues from integrated facilities management decreased as a result of the sale of 100% shares of ORIX Facilities Corporation, included in the Real Estate segment, to DAIKYO INCORPORATED in March 2009. During the second consolidated period, other operating revenues decreased 10% to ¥140,246 million compared to the same period of the previous fiscal year.

Total Expenses

Total Expenses decreased 9% to ¥234,212 million compared to the second quarter of the previous fiscal year.

“Interest expense” for the second quarter decreased 23% to ¥20,821 million compared to the same period of the previous fiscal year. This decrease is due to decreased debt levels as a result of a continued reduction of interest-bearing debt and lower overseas funding costs. Interest expense for the second consolidated period decreased 17% to ¥43,705 million compared to the same period of the previous fiscal year.

“Costs of operating leases” for the second quarter increased 2% to ¥49,974 million compared to the same period of the previous fiscal year. Increased costs associated with increases in assets in the Investment Banking and Real Estate segments were offset by decreases associated with a reduction in assets and the foreign exchange effects of an appreciated yen in the Overseas Business segment. Cost of operating leases for the second consolidated period remained flat year on year at ¥98,159 million.

“Life insurance costs” for the second quarter decreased 13% to ¥24,661 million compared to the same period of the previous fiscal year. These declines are in line with the decrease in insurance premiums due to the promotion of the sale of indemnity products. Life insurance costs for the second consolidated period decreased 15% to ¥46,440 million compared to the same period of the previous fiscal year.

“Costs of real estate sales” for the second quarter decreased 60% to ¥10,138 million compared to the same period of the previous fiscal year. This decline is due to a decrease in the number of condominiums delivered in addition to the absence of write-downs in the condominium operation recorded during the same period of the previous fiscal year. Costs of real estate sales for the second consolidated period decreased 44% to ¥20,734 compared to the same period of the previous fiscal year.

“Other operating expenses” for the second quarter decreased 17% to ¥37,038 million compared to the same period of the previous fiscal year. This is due to a decrease in line with the sale of ORIX Facilities Corporation. Other operating expenses for the second consolidated period decreased 14% to ¥75,973 million compared to the same period of the previous fiscal year.

“Selling, general and administrative expenses” for the second quarter were down 4% to ¥61,240 million compared to the same period of the previous fiscal year. This is due to decreases in personnel and selling expenses through the pursuit of cost reduction programs. Selling, general and administrative expenses for the second consolidated period also decreased 8% to ¥117,754 million compared to the same period of the previous fiscal year.

“Provision for doubtful receivables and probable loan losses” increased 59% to ¥27,070 million compared to the second quarter of the previous fiscal year. This increase is mainly due to an increase in provisions for installment loans to real estate-related companies. Provision for doubtful receivables and probable loan losses increased 44% to ¥39,475 million compared to the second consolidated period of the previous fiscal year.

At the end of the second quarter, installment loans to real estate-related companies (excluding non-recourse loans issued by SPCs) accounted for ¥583,659 million, or 22% of all outstanding installment loans. Installment loans to real estate-related companies are secured in most cases with real estate as collateral. Of this amount, loans individually evaluated for impairment were down to ¥189,381 million from ¥215,971 million on March 31, 2009, however the valuation allowance for this amount increased to ¥59,332 million from ¥47,592 million on March 31, 2009 due to a deterioration of collateral value for existing loans individually evaluated for impairment due to a decline in real estate prices.

“Write-downs of long-lived assets” were ¥196 million in the second quarter. This is chiefly due to write-downs of real estate under operating leases in the Real Estate segment. Write-downs of long-lived assets were ¥298 million in the second consolidated period. No write-downs of long-lived assets were recorded during the second quarter or second consolidated period of the previous fiscal year.

“Write-downs of securities” for the second quarter decreased 9% to ¥3,337 million compared to the same period of the previous fiscal year. This is due to decreased losses from domestic and overseas equity investments recorded during the same period of the previous fiscal year. Write-downs of securities for the second consolidated period increased 9% to ¥6,085 million.

As a result of foregoing changes, an operating loss of ¥159 million was recorded in the second quarter compared to a profit of ¥21,003 million during the same period of the previous fiscal year. Operating income in the second consolidated period decreased 61% to ¥22,472 million compared to the same period of the previous fiscal year.

Net Income Attributable to ORIX Corporation

Net Income Attributable to ORIX Corporation decreased 43% to ¥12,958 million compared to the second quarter of the previous fiscal year.

“Equity in net income (loss) of affiliates” for the second quarter declined 33% to ¥4,623 million compared to the same period of the previous fiscal year. A loss of ¥4,538 million was recorded in the second consolidated period compared to a profit of ¥21,570 million during the same period of the previous fiscal year.

“Gains (Losses) on sales of subsidiaries and affiliates and liquidation losses, net” was a profit of ¥7,000 million compared to a loss of ¥2 million during the same period of the previous fiscal year. A 51% stake of ORIX Credit Corporation was transferred to Sumitomo Mitsui Banking Corporation (SMBC) in July 2009 and gains on sales of subsidiaries were recorded. Gains (Losses) on sales of subsidiaries and affiliates and liquidation losses, net for the second consolidated period was a profit of ¥6,293 million compared to a loss of ¥233 million during the same period of the previous fiscal year.

As a result of the foregoing changes, income before income taxes was ¥11,464 million in the second quarter, a 59% decrease compared to the same period of the previous fiscal year. Income before income taxes for the second consolidated period was ¥24,227 million, a 69% decrease compared to the same period of the previous fiscal year.

“Discontinued operations, net of applicable tax effect” in the second quarter decreased 20% to ¥6,493 million. This is chiefly from a decrease in gains on sales of real estate under operating leases in Japan. Discontinued operations, net of applicable tax effect for the second consolidated period decreased 43% to ¥6,201 million compared to the same period of the previous fiscal year.

Net income attributable to ORIX Corporation for the second quarter decreased 43% to ¥12,958 million compared to the same period of the previous fiscal year. Net income attributable to ORIX Corporation for the second consolidated fiscal period decreased 64% to ¥20,150 million compared to the same period of the previous fiscal year.

Segment Information

Segment profits* for the second quarter continued on a recovery trend, although “Corporate Financial Services Segment” recognized a loss due to increased provision for doubtful receivables and probable loan losses compared to the first quarter of this fiscal year. The “Investment Banking Segment” recorded a decrease in losses. “Maintenance Leasing Segment,” “Real Estate Segment,” and “Retail Segment” recorded increases in profits.

*	The Company evaluates performance based on quarterly “income before income taxes and discontinued operations” as well as results of “discontinued operations” and net income attributable to the noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Segment information for the second quarter and second consolidated period is as follows.

Corporate Financial Services Segment

This segment is involved in lending, leasing, commission business for the sale of financial products, and environment-related businesses.

Segment revenues for the second quarter were down 17% to ¥28,389 million compared to the same period of the previous fiscal year. This is due to a 26% decrease in the average balances of direct financing leases and installment loans compared to the same period of the previous fiscal year resulting from stagnant demand for corporate financing and enhanced collections under the severe operating environment. Segment revenues for the second consolidated period were down 16% to ¥58,830 million compared to the same period of the previous fiscal year.

Despite decreases in interest expense and selling, general and administrative expenses compared to the same quarter of the previous fiscal year, segment expenses increased compared to the same quarter of the previous fiscal year due to a 74% year on year increase in provisions for doubtful receivables and probable loan losses as a result of reappraisal of collateralized properties and enhanced collection of non-performing assets. However, the new occurrences of non-performing assets have been decreasing since the fourth quarter of the previous fiscal year due to stringent restrictions placed on new transactions to real estate-related companies and increased collateral requirements.

As a result, segment profits for the second quarter recorded a loss of ¥11,043 million, down from a profit of ¥1,399 million during the same period of the previous fiscal year. Segment profits for the second consolidated period recorded a loss of ¥9,149 million compared to a profit of ¥7,145 million during the same period of the previous fiscal year.

Segment assets decreased 13% to ¥1,384,106 million compared to March 31, 2009, due to a decline in the balances of investments in direct financing leases and installment loans.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing and rentals and car sharing. The rental operations are comprised of leasing and rental of precision measuring equipment and IT-related equipment.

The maintenance leasing market continues to face a severe operating environment. Demand from corporate clients has declined in line with broader cost reduction efforts in automobile leasing business and enterprises spending less on capital expenditure in rental business. However, the “Maintenance Leasing Segment” has maintained relatively stable revenues by capitalizing on ORIX’s position as the industry-leader in terms of market share and providing high value-added services.

Segment revenues for the second quarter were down 4% to ¥56,146 million compared to the same period of the previous fiscal year. Segment revenues for the second consolidated period were also down 4% to ¥112,383 million compared to the same period of the previous fiscal year.

Regarding segment expenses, depreciation expenses increased 2% for the second quarter resulting from conservative residual value estimates due to the sluggish secondary automobiles market. On the other hand, selling, general and administrative expenses decreased.

As a result, segment profits for the second quarter decreased 24% to ¥5,511 million compared to the same period of the previous fiscal year. Segment profits for the second consolidated period were down 27% to ¥10,703 million compared to the same period of the previous fiscal year, achieving 43% of the initial profit forecast for the current fiscal year of ¥25,000 million.

Segment assets were down 7% to ¥600,792 million compared to March 31, 2009 due to a decrease in new transactions due to weakening demand and an increase in sales of low performing assets.

Real Estate Segment

This segment consists of development and rentals of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, and real estate investment advisory services.

The market for smaller properties has started to see an increase in sales activity. In addition, the condominium market has shown signs of bottoming out in metropolitan areas. Still, the real estate market as a whole has been unable to regain its previous strength as the vacancy rates remain high and average rents have continued to decline in the office building market.

Under these circumstances, gains on sales of real estate under operating leases fell dramatically for the second quarter compared to the same period of the previous fiscal year; however, this was partially offset by a gain on sales of approximately ¥7 billion recorded on the sale of INTAGE Akihabara Building.

The condominium development business has seen a fall in revenues due to a decrease in the number of condominiums delivered to 351 units for the second quarter from 638 units in the same quarter for the previous fiscal year. However, profits increased due to a significant decrease in write-downs on projects under development. In addition, revenues and expenses from integrated facilities management services declined as a result of the transfer of shares of ORIX Facilities Corporation in March 2009.

As a result, segment revenues for the second quarter decreased 35% to ¥53,295 million compared to the same period of the previous fiscal year, while profits for the second quarter were down 45% to ¥10,467 million compared to the same period of the previous fiscal year. Moreover, segment revenues and profits for the second consolidated period were down 33% to ¥95,940 million and down 73% to ¥10,728 million, respectively. Profits are trending steadily with 54% of the initial forecast of ¥20,000 million achieved so far.

Although there was an increase in real estate under operating leases, which are expected to generate stable cash flows, segment assets declined 2% to ¥1,150,491 million compared to March 31, 2009 due to a decrease in inventories related to the condominium development business.

Investment Banking Segment

This segment consists of real estate finance, commercial real estate asset securitization, loan servicing (asset recovery), principal investment, M&A advisory, and venture capital.

Segment revenues decreased 19% to ¥20,167 million compared to the same quarter of the previous fiscal year. Revenues and profits were down in the real estate finance business as the average balances of installment loans and investment in securities (including specified bonds issued by SPEs) for the second quarter were down 35% and 39% respectively due to stringent collections and reduced new business transactions. In the loan servicing (asset recovery) business, servicing fees increased compared to the same quarter of the previous fiscal year while revenues declined in line with a decrease in collections from the sales of collateral resulting from the continued decline in liquidity in the real estate market. Segment revenues for the second consolidated period decreased 15% to ¥41,178 million compared to the same period of the previous fiscal year.

Interest expense and selling, general and administrative expenses for the second quarter decreased by 21% and 6%, respectively, compared to the same period of the previous fiscal year, while provisions for doubtful receivables and probable loan losses increased considerably due to a reappraisal of possible collections from assets backing non-recourse loans.

Equity in net income (loss) and gain (loss) on sales of affiliates decreased compared to the same quarter of the previous fiscal year due to decreased equity in net income from affiliates. However, the amount of losses has decreased since the third quarter of the previous fiscal year when significant write-downs were recorded.

As a result of the foregoing, segment profits recorded a loss of ¥3,584 million compared to a profit of ¥5,069 million during the same period of the previous fiscal year, however the amount of losses has steadily decreased since the third quarter of the previous fiscal year. Segment profits for the second consolidated fiscal period recorded a loss of ¥13,745 million, down from a profit of ¥12,326 million during the same period of the previous fiscal year.

Segment assets were down 4% to ¥1,265,140 million compared to March 31, 2009. Real estate collateral has been acquired in some cases in order to maximize collections and to increase real estate value by capitalizing on ORIX’s real estate value chain. Upon acquiring a property, a portion of the installment loan and investment in securities (specified bonds issued by SPEs) was reclassified under investment in operating leases. As a result, installment loans and investment in securities (including specified bonds issued by SPEs) decreased, while investment in operating leases increased.

Retail Segment

This segment consists of the trust and banking business, the life insurance operations, and the securities brokerage and the card loan business in an affiliate.

In line with the strategy of pursuing business alliances with banks and other financial institutions, a 51% stake of ORIX Credit Corporation was transferred to Sumitomo Mitsui Banking Corporation (SMBC) in July 2009 and the card loan business will become a joint venture with SMBC on and after the second quarter. As a result of this transfer, gains on sales of subsidiaries were recorded, and after the second quarter, gains and losses according to the amount held will be recorded as segment profits using the same method as other equity-method affiliates.

Profits rose in the trust and banking business compared to the same period of the previous fiscal year due to a decrease in provisions for doubtful receivables and probable loan losses and an increase in revenues from installment loans. Targeting future growth, the trust and banking business has diversified its portfolio by strengthening its corporate finance operations to complement its mortgage loan business to individuals, and has also increased its deposit base. In the life insurance business, insurance related gains improved due to increased contracts for new products, and related investment income increased as a result of improvement in market conditions compared to the same quarter of the previous fiscal year. In the securities brokerage, brokerage commissions were down compared to the same quarter of the previous fiscal year as a result of intensifying competition to reduce commissions.

As a result, segment revenues for the second quarter decreased 16% to ¥38,887 million compared to the same period of the previous fiscal year, while profits for the second quarter increased approximately 10 times to ¥9,639 million compared to the same period of the previous fiscal year. Segment profits have been steadily improving since a loss was recorded during the fourth quarter of the previous fiscal year. For the second consolidated period, segment revenues decreased 15% to ¥82,112 million and segment profits increased 80% to ¥14,820 million compared to the same period of the previous fiscal year, reaching 74% of the initial forecast of ¥20,000 million for the current fiscal year.

Segment assets were ¥1,419,020 million, down 9% compared to March 31, 2009 mainly due to the share transfer of ORIX Credit Corporation.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations in the U.S., Asia, Oceania and Europe.

Segment revenues were down 3% to ¥45,766 million compared to the same quarter of the previous fiscal year. Brokerage commissions and net gains (losses) on investment securities were up as a result of recovery of the U.S. bond and equity markets since the first quarter of this fiscal year. However, average balance of investments in operating leases and direct financing leases declined 29% compared to the same period of the previous fiscal year, mainly due to a stronger yen and a cautious stance toward new transactions in Asia and Oceania. In addition to the decrease in the average balance, a stronger yen also led to a 28% decline in operating lease revenues and direct financing lease revenues. In the U.S., revenues from installment loans were down due to a lower market interest rate and a stronger yen as well as a decline in installment loans. Segment revenues for the second consolidated period were down 6% to ¥88,039 million compared to the same period of the previous fiscal year.

Regarding segment expenses, despite an increase in provisions for doubtful receivables and probable loan losses in the U.S., interest expense decreased primarily due to decrease in the average balance of interest bearing debt, as well as lower interest rates and a stronger yen.

Segment profits increased 25% to ¥10,232 million compared to the same period of the previous fiscal year as a result of contributions from gains on a company in Asia in which ORIX had made a principal investment. Segment profits for the second consolidated period increased 54% to ¥21,489 million, surpassing the initial profit forecast for the current fiscal year of ¥15,000 million.

Segment assets decreased 10% to ¥851,813 million compared to March 31, 2009 mainly due to decreases in installment loans and investments in direct financing leases and operating leases resulting from the cautious stance toward new transactions and the foreign exchange effects of a stronger yen.

(2) Financial Condition

	Fiscal period ended September 30, 2009	Fiscal year ended March 31, 2009	Change	Year on Year Change
Total Assets (millions of yen)	7,918,537	8,369,736	(451,199)	(5%)
(Segment Assets)	6,671,362	7,232,671	(561,309)	(8%)
Total Liabilities (millions of yen)	6,611,637	7,158,743	(547,106)	(8%)
(Long- and Short-term Debt)	4,684,693	5,252,012	(567,319)	(11%)
(Deposits)	744,458	667,627	76,831	12%
Shareholders’ Equity (millions of yen)	1,265,438	1,167,530	97,908	8%
Shareholders’ Equity Per Share (yen)	11,776.43	13,059.59	(1,283.16)	(10%)

Total Assets decreased 5% to ¥7,918,537 million from ¥8,369,736 million on March 31, 2009. “Investment in operating leases” increased due to the acquisition of real estate under operating leases. “Investment in securities” also increased, however, “installment loans” and “investment in direct financing leases” decreased due to the stringent selection of new transactions and a focus on collections. In addition, “installment loans” decreased and “investment in affiliates” increased as a result of the change in status of ORIX Credit Corporation from consolidated subsidiary to equity method affiliate during the second quarter of the current fiscal year. Furthermore, segment assets were down 8% to ¥6,671,362 million compared to March 31, 2009.

Long- and short-term debt levels have decreased compared to March 31, 2009 as a result of continued reductions of interest-bearing liabilities. However, “deposits” have increased compared to March 31, 2009 due to business expansion into corporate lending in the trust and banking business.

Shareholders’ equity increased 8% to ¥1,265,438 million compared to March 31, 2009. Financial stability was enhanced resulting from ¥83 billion raised through the issuance of new shares in July 2009.

(3) Liquidity and Capital Resources

ORIX Group requires capital resources at all times for maintaining working capital. We have put our main emphasis on ensuring stable funding and reducing our funding costs by diversifying our funding methods and sources. We strive for timely and flexible capital resource procurement by monitoring the funding requirements of our sales and investment operations and the balance between funding supply and our funding needs. We also monitor various market trends including the willingness of financial institutions to lend money in the market, investment trends of investors, and so on.

ORIX Group’s funding from long- and short-term debt and acceptance of deposits on a consolidated basis was ¥5,429 billion as of September 30, 2009.

ORIX Group’s funding consists mainly of borrowings from financial institutions and funding from capital markets. Borrowings were procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies, consisting of approximately 230 institutions. Funding from the capital markets was composed of the issuance of ORIX straight bonds, commercial paper (CP), medium-term notes issued by ORIX and three overseas subsidiaries, the securitization of operating assets and unsecured convertible bonds with stock acquisition rights. The ratio of funding from capital markets to total debt including deposits was 34%.

Since the Lehman Brothers bankruptcy filing, we have been facing financial market dysfunction. In response to this environment we have implemented various measures to stabilize our financial condition such as decreasing interest bearing debt to improve our debt-to-equity ratio, issuing convertible bonds in December 2008 to increase the average maturity of debt, and retaining excess liquidity through cash and deposits to decrease short term liquidity risk. We also raised approximately ¥83 billion in July 2009 through the issuance of new shares (18 million shares), which will be used for new investments and reduction of debt.

In addition, ORIX Credit Corporation, formerly a consolidated subsidiary, became an equity-method affiliate in July 2009. As a result, borrowings from financial institutions was reduced, with short-term borrowings reduced by ¥2,578 million and payables due to securitization reduced by ¥91,327 million.

Debt

(a) Short-term debt

	September 30, 2009 (Millions of yen)	March 31, 2009 (Millions of yen)
Borrowings from financial institutions	366,132	568,676
Commercial paper	316,486	225,991
Medium-term notes	21,550	3,500

Total	704,168	798,167

Short-term debt on September 30, 2009 was ¥704,168 million, 15% of the total amount of debt compared to March 31, 2009.

Cash and cash equivalent, time deposits and available amount of the committed credit facilities on September 30, 2009 totaled ¥967,411 million, which was 306% of the outstanding CP balance on September 30, 2009 of ¥316,486 million.

(b) Long-term debt

	September 30, 2009 (Millions of yen)	March 31, 2009 (Millions of yen)
Borrowings from financial institutions	2,468,326	2,676,129
Bonds	1,181,149	1,319,354
Medium-term notes	99,493	99,393
Payable under securitized lease and loan receivables	231,557	358,969

Total	3,980,525	4,453,845

Long-term debt on September 30, 2009 was ¥3,980,525 million, 85% of the total amount of debt compared to 85% on March 31, 2009. As of September 30,2009,62% of long-term debt consisted of borrowings from financial institutions.

(c) Deposits

	September 30, 2009 (Millions of yen)	March 31, 2009 (Millions of yen)
Deposits	744,458	667,627

Apart from the short-term and long-term debt noted above, ORIX Trust and Banking Corporation and ORIX Asia Limited accept deposits. The balance of deposits on September 30, 2009 was ¥744,458 million, an increase of 12% or ¥76,831 million on March 31, 2009.

(4) Summary of Cash Flows

Cash and cash equivalents increased by ¥190,391 million to ¥592,852 million compared to June 30, 2009.

“Cash flows from operating activities” provided ¥94,523 million in the second quarter, having provided ¥152,634 million during the same period of the previous fiscal year, as a result of the adjustment of “net income” such as “depreciation and amortization” and “provision for doubtful receivables and probable loan losses,” in addition to a decrease in the number of condominiums delivered compared to the same period of the previous fiscal year despite a decrease in “net income” compared to the previous fiscal year.

“Cash flows from investing activities” provided ¥240,559 million during the second quarter, having used ¥26,517 million during the same period of the previous fiscal year, due to decreases in “purchases of lease equipment,” “installment loans made to customers,” and “purchases of other securities” reflecting the policy of stringent selection of new transactions, and return of investment in connection to “sale of subsidiaries, net of cash disposed.”

“Cash flows from financing activities” used ¥141,628 million during the second quarter, having used ¥45,439 million during the same period of the previous fiscal year, due to reduction of interest-bearing debt and funding through new share issuance in line with the policy of fortification of financial stability.

Cash management is stable resulting from an increased cash balance and operating and investing activities providing cash inflows.

(5) Challenges to be addressed

There were not any significant changes for the three months ended September 30, 2009.

(6) Research and Development Activity

There were not any significant changes for the three months ended September 30, 2009.

5.    Overview of Facilities

(1) Facilities for Rent

(a) New equipment acquisitions

In association with the operating lease business, the Company and its subsidiaries own facilities for rent. New equipment acquisitions were ¥59,881 million for the three months ended September 30, 2009.

(b) Details of facilities for rent

Details of facilities for rent at September 30, 2009 are as follows:

	Millions of yen	Composition ratio
Transportation equipment	580,862	35.2%
Measuring and information-related equipment	172,921	10.5
Real estate	875,617	53.0
Other	21,410	1.3

Subtotal	1,650,810	100.0%
Accumulated depreciation	(384,847)	—

Net	1,265,963	—

Accrued rental receivables	20,164	—

Total	1,286,127	—

For the three months ended September 30, 2009, the Company and its subsidiaries wrote down certain facilities for rent to their fair value under the provisions of ASC 360-10 (“Property, Plant, Equipment—Impairment or Disposal of Long-Lived Assets”). For further information on the write-downs, see Note 12 “write-downs of long-lived assets”.

(c) Plans for acquisition and disposal of facilities

For the three months ended September 30, 2009, there were not any significant changes in acquisition and disposal of facilities.

(2) Office Facilities and Facilities for Operation Other than for Rent

(a) Overview of facilities not for rent

The Company and its subsidiaries own the following facilities:

Head-office buildings

Facilities for welfare

Facilities for management such as golf courses and training facilities

(b) Status of main facilities not for rent

i) The Company

For the three months ended September 30, 2009, there were not any significant changes of major facilities.

ii) Subsidiaries in Japan

For the three months ended September 30, 2009, there were not any significant changes of major facilities.

iii) Overseas subsidiaries

For the three months ended September 30, 2009, there were not any significant changes of major facilities.

(c) Plans for acquisition and disposal of facilities not for rent

For the three months ended September 30, 2009, there were not any significant changes in acquisition and disposal of facilities not for rent.

6.	Company Stock Information

(1) Information of Outstanding Shares, Common Stock and Additional Paid-in Capital

The information of the number of outstanding shares, the amount of common stock and additional paid-in capital for the three months ended September 30, 2009 is as follows:

In thousands		Millions of yen
Number of outstanding shares		Common stock		Additional paid-in capital
Increase, net	September 30, 2009	Increase, net	September 30, 2009	Increase, net	September 30, 2009
18,001	110,218	41,681	143,899	41,681	171,078

Note:	*1	Additional paid-in capital represented as shown above is based on Japanese GAAP.
*2

On July 21, 2009, the Company issued 18,000,000 shares of common stock by way of primary Japanese public offering and international offering. As a result of those offerings, common stock and additional paid-in capital increased by ¥41,677 million, respectively, compared to June 30, 2009.

(2) List of Major Shareholders

The following is a list of major shareholders as of September 30, 2009:

Name	Number of shares held (in thousands)	Percentage of total shares issued
Address
Japan Trustee Services Bank, Ltd. (Trust Account) 1-8-11, Harumi, Chuo-ku, Tokyo	11,565	10.49%
The Master Trust Bank of Japan, Ltd. (Trust Account) 2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	10,452	9.48
Japan Trustee Services Bank, Ltd. (Trust Account 9) 1-8-11, Harumi, Chuo-ku, Tokyo	4,128	3.75
The Chase Manhattan Bank 385036 360 N. Crescent Drive Beverly Hills, CA 90210 U.S.A.	3,384	3.07
State Street Bank and Trust Company P.O. BOX 351 Boston, MA 02101 U.S.A.	2,416	2.19
Morgan Stanley & Co. Inc 1585 Broadway New York, NY 10036, U.S.A.	1,943	1.76
SSBT OD05 Omnibus Account China Treaty Clients 338 Pitt Street Sydney Nsw 2000 Australia	1,936	1.76
Mizuho Corporate Bank, Ltd. Harumi Island Triton Square Office Tower Z 1-8-12, Harumi Chuo-ku, Tokyo	1,500	1.36
NATSCUMCO 111 Wall Street New York, NY 10043 U.S.A.	1,496	1.36
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account Woolgate House, Coleman Street London EC2P 2HD, England	1,471	1.34

	40,295	36.56%

Notes:

(a) The number of shares held in relation to a trust business may not be all inclusive and therefore is reported with reference to the names listed as shareholders.

(b) NATSCUMCO is the nominee name of the depositary bank, Citibank Japan Ltd., for the aggregate of Citibank’s American Depositary Receipts (ADRS) holders.

(c) The Company has 2,763 thousands of shares of treasury stocks (2.51%) as of September 30, 2009 which is not included in the List of Major Shareholders above.

(d) Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Co., Ltd., Mitsubishi UFJ Securities International plc, Mitsubishi UFJ Asset Management Co., Ltd. and MU Investments Co., Ltd. jointly filed an amended report as required under Japanese regulations on July 21, 2009 that shows their share holdings of the Company as of July 13, 2009. The following information is not included in the list of major shareholders above because the reported number of shares held is not able to be confirmed substantially against the list of shareholders as of September 30, 2009.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Mitsubishi UFJ Trust and Banking Corporation *1	3,018	3.27%
Mitsubishi UFJ Securities Co., Ltd.	88	0.10
Mitsubishi UFJ Securities International plc *2	383	0.42
Mitsubishi UFJ Asset Management Co., Ltd.	552	0.60
MU Investments Co., Ltd.	242	0.26

Total	4,286	4.63%

*1,2	The number of shares and percentage of total shares in issued held by Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Securities International plc include the residual securities.

(e) Morgan Stanley Japan Securities Co., Ltd., Morgan Stanley & Co. Incorporated, Morgan Stanley & Co. International PLC, MSDW Equity Finance Services I (Cayman) Ltd. and MS Equity Financing Services (Luxembourg) S.a.r.l jointly filed an amended report as required under Japanese regulations on July 22, 2009 that shows their share holdings of the Company as of July 15, 2009. The following information is not included in the list of major shareholders above because the reported number of shares held is not able to be confirmed substantially against the list of shareholders as of September 30, 2009.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Morgan Stanley Japan Securities Co., Ltd.	(19)	(0.02)%
Morgan Stanley & Co. Incorporated	103	0.11
Morgan Stanley & Co. International PLC *3	2,285	2.48
MSDW Equity Finance Services I (Cayman) Ltd.	0	0.00
MS Equity Financing Services (Luxembourg) S.a.r.l	690	0.75

Total	3,060	3.32%

*3	The number of shares and percentage of total shares in issued held by Morgan Stanley & Co. International PLC include the residual securities.

(f) Barclays Global Investors Japan Ltd., Barclays Global Investors, N.A., Barclays Global Fund Advisors, Barclays Global Investors Ltd, Barclays Bank PLC Ltd and Barclays Capital Securities Ltd jointly filed an amended report as required under Japanese regulations on July 31, 2009 that shows their share holdings of the Company as of July 27, 2009. The following information is not included in the list of major shareholders above because the reported number of shares held is not able to be confirmed substantially against the list of shareholders as of September 30, 2009.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Barclays Global Investors Japan Ltd.	1,311	1.19%
Barclays Global Investors, N.A.	1,314	1.19
Barclays Global Fund Advisors	657	0.60
Barclays Global Investors Ltd	783	0.71
Barclays Bank PLC Ltd	0	0.00
Barclays Capital Securities Ltd *4	386	0.35

Total	4,454	4.04%

*4	The number of shares and percentage of total shares in issued held by Barclays Capital Securities Ltd include the residual securities.

(g) Mizuho Corporate Bank, Limited, Mizuho Securities Co., Ltd., Mizuho Trust & Banking Co., Ltd., Mizuho Asset Management Co., Ltd., SHINKO INVESTMENT TRUST MANAGEMENT CO., LTD., jointly filed an amended report as required under Japanese regulations on August 21, 2009 that shows their share holdings of the Company as of August 14, 2009. With the exception of Mizuho Corporate Bank, Limited, the following information is not included in the list of major shareholders above because the reported number of shares held is not able to be confirmed substantially against the list of shareholders as of September 30, 2009.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Mizuho Corporate Bank, Limited	1,500	1.35%
Mizuho Securities Co., Ltd. *5	663	0.60
Mizuho Trust & Banking Co., Ltd. *6	2,635	2.38
Mizuho Asset Management Co., Ltd. *7	287	0.26
SHINKO INVESTMENT TRUST MANAGEMENT CO., LTD.	116	0.11

Total	5,202	4.70%

*5,6,7	The number of shares and percentage of total shares in issued held by Mizuho Securities Co., Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Asset Management Co., Ltd. include the residual securities.

(h) Fidelity Investments Japan Limited and FMR LLC jointly filed an amended report as required under Japanese regulations on September 2, 2009 that shows their share holdings of the Company as of August 28, 2009. The following information is not included in the list of major shareholders above because the reported number of shares held is not able to be confirmed substantially against the list of shareholders as of September 30, 2009.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Fidelity Investments Japan Limited	8,729	7.92%
FMR LLC	6,797	6.17

Total	15,527	14.09%

(i) JPMorgan Asset Management (Japan) Limited., JPMorgan Asset Management (UK) Limited, Highbridge Capital Management (Hong Kong), Limited, JPMorgan Securities Japan Co., Ltd. and J.P. Morgan Securities Ltd. jointly filed an amended report as required under Japanese regulations on September 4, 2009 that shows their share holdings of the Company as of August 31, 2009. The following information is not included in the list of major shareholders above because the reported number of shares held is not able to be confirmed substantially against the list of shareholders as of September 30, 2009.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
JPMorgan Asset Management (Japan) Limited.	6,587	5.98%
JPMorgan Asset Management (UK) Limited *8	309	0.28
Highbridge Capital Management (Hong Kong), Limited	490	0.44
JPMorgan Securities Japan Co., Ltd.	311	0.28
J.P. Morgan Securities Ltd.	512	0.47

Total	8,211	7.45%

*8	The number of shares and percentage of total shares in issued held by JPMorgan Asset Management (UK) Limited include the residual securities.

(j) Nomura Securities Co., Ltd., NOMURA INTERNATIONAL PLC and Nomura Asset Management Co., Ltd. jointly filed an amended report as required under Japanese regulations on September 25, 2009 that shows their share holdings of the Company as of September 15, 2009. The following information is not included in the list of major shareholders above because the reported number of shares held is not able to be confirmed substantially against the list of shareholders as of September 30, 2009.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Nomura Securities Co., Ltd.	343	0.31%
NOMURA INTERNATIONAL PLC *9	6,510	5.64
Nomura Asset Management Co., Ltd. *10	4,423	4.01

Total	11,277	9.76%

*9,10	The number of shares and percentage of total shares in issued held by NOMURA INTERNATIONAL PLC and Nomura Asset Management Co., Ltd. include the residual securities.

(k) AllianceBernstein L.P. and AllianceBernstein Japan Ltd. jointly filed an amended report as required under Japanese regulations on October 6, 2009 that shows their share holdings of the Company as of September 30, 2009. The following information is not included in the list of major shareholders above because the reported number of shares held is not able to be confirmed substantially against the list of shareholders as of September 30, 2009.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
AllianceBernstein L.P.	9,140	8.29%
AllianceBernstein Japan Ltd.	1,118	1.01

Total	10,258	9.31%

6.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	Millions of yen
Assets	September 30, 2009	March 31, 2009
Cash and Cash Equivalents	592,852	459,969
Restricted Cash	133,241	128,056
Time Deposits	4,218	680
Investment in Direct Financing Leases	815,827	914,444
Installment Loans	2,683,518	3,304,101
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(160,384)	(158,544)
Investment in Operating Leases	1,286,127	1,226,624
Investment in Securities	945,029	926,140
Other Operating Assets	187,890	189,560
Investment in Affiliates	379,821	264,695
Other Receivables	223,730	228,581
Inventories	174,863	197,960
Prepaid Expenses	36,421	34,571
Office Facilities	90,014	86,945
Other Assets	525,370	565,954

Total Assets	7,918,537	8,369,736

(1) Condensed Consolidated Balance Sheets (Unaudited) (Continued)

	Millions of yen
Liabilities and Equity	September 30, 2009	March 31, 2009
Liabilities:
Short-Term Debt	704,168	798,167
Deposits	744,458	667,627
Trade Notes, Accounts Payable and Other Liabilities	337,959	370,310
Accrued Expenses	86,031	96,662
Policy Liabilities	417,856	442,884
Current and Deferred Income Taxes	170,064	160,358
Security Deposits	170,576	168,890
Long-Term Debt	3,980,525	4,453,845

Total Liabilities	6,611,637	7,158,743

Redeemable Noncontrolling Interests	24,408	25,396

Commitments and Contingent Liabilities
Equity:
Common Stock	143,899	102,216
Additional Paid-in Capital	178,766	136,313
Retained Earnings	1,087,035	1,071,919
Accumulated Other Comprehensive Income (loss)	(94,702)	(92,384)
Treasury Stock, at Cost	(49,560)	(50,534)

Total ORIX Corporation Shareholders’ Equity	1,265,438	1,167,530

Noncontrolling Interests	17,054	18,067

Total Equity	1,282,492	1,185,597

Total Liabilities and Equity	7,918,537	8,369,736

(3) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Revenues:
Direct financing leases	34,647	25,662
Operating leases	145,983	140,489
Interest on loans and investment securities	103,744	74,036
Brokerage commissions and net gains (losses) on investment securities	(1,118)	10,517
Life insurance premiums and related investment income	62,963	57,189
Real estate sales	28,697	21,046
Gains on sales of real estate under operating leases	18,562	2,262
Other operating revenues	155,260	140,246

Total revenues	548,738	471,447

Expenses:
Interest expense	52,727	43,705
Costs of operating leases	98,370	98,159
Life insurance costs	54,686	46,440
Costs of real estate sales	36,803	20,734
Other operating expenses	88,561	75,973
Selling, general and administrative expenses	127,570	117,754
Provision for doubtful receivables and probable loan losses	27,471	39,475
Write-downs of long-lived assets	—	298
Write-downs of securities	5,583	6,085
Foreign currency transaction loss (gain), net	(357)	352

Total expenses	491,414	448,975

Operating Income	57,324	22,472

Equity in Net Income (loss) of Affiliates	21,570	(4,538)
Gains (losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	(233)	6,293

Income before Income Taxes and Discontinued Operations	78,661	24,227
Provision for Income Taxes	32,841	9,940

Income from Continuing Operations	45,820	14,287

Discontinued Operations:
Income from discontinued operations, net	18,596	9,421
Provision for income taxes	(7,764)	(3,220)

Discontinued operations, net of applicable tax effect	10,832	6,201

Net Income	56,652	20,488

Net Income (loss) Attributable to the Noncontrolling Interests	694	(741)

Net Income Attributable to the Redeemable Noncontrolling Interests	692	1,079

Net Income Attributable to ORIX Corporation	55,266	20,150

Per Share Data (Unaudited)

	Yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Earnings Per Share attributable to ORIX Corporation-Basic:
Income from Continuing Operations	499.44	142.43
Discontinued Operations	121.75	65.02
Net Income Attributable to ORIX Corporation	621.19	207.45

Earnings Per Share attributable to ORIX Corporation-Diluted:
Income from Continuing Operations	492.31	122.18
Discontinued Operations	118.48	53.27
Net Income Attributable to ORIX Corporation	610.79	175.45

	Millions of yen
	Three months ended September 30, 2008	Three months ended September 30, 2009
Revenues:
Direct financing leases	17,239	12,150
Operating leases	74,270	71,287
Interest on loans and investment securities	52,623	32,081
Brokerage commissions and net gains (losses) on investment securities	(1,038)	3,030
Life insurance premiums and related investment income	29,981	31,092
Real estate sales	19,267	10,643
Gains on sales of real estate under operating leases	8,761	1,773
Other operating revenues	77,459	71,997

Total revenues	278,562	234,053

Expenses:
Interest expense	26,902	20,821
Costs of operating leases	48,827	49,974
Life insurance costs	28,327	24,661
Costs of real estate sales	25,180	10,138
Other operating expenses	44,704	37,038
Selling, general and administrative expenses	63,533	61,240
Provision for doubtful receivables and probable loan losses	17,073	27,070
Write-downs of long-lived assets	—	196
Write-downs of securities	3,668	3,337
Foreign currency transaction loss (gain), net	(655)	(263)

Total expenses	257,559	234,212

Operating Income	21,003	(159)

Equity in Net Income (loss) of Affiliates	6,934	4,623
Gains (losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	(2)	7,000

Income before Income Taxes and Discontinued Operations	27,935	11,464
Provision for Income Taxes	12,518	4,656

Income from Continuing Operations	15,417	6,808

Discontinued Operations:
Income from discontinued operations, net	13,930	9,755
Provision for income taxes	(5,764)	(3,262)

Discontinued operations, net of applicable tax effect	8,166	6,493

Net Income	23,583	13,301

Net Income (loss) Attributable to the Noncontrolling Interests	404	(297)

Net Income Attributable to the Redeemable Noncontrolling Interests	272	640

Net Income Attributable to ORIX Corporation	22,907	12,958

Per Share Data (Unaudited)

	Yen
	Three months ended September 30, 2008	Three months ended September 30, 2009
Earnings Per Share Attributable to ORIX Corporation-Basic:
Income from Continuing Operations	166.15	62.46
Discontinued Operations	92.05	63.43
Net Income Attributable to ORIX Corporation	258.20	125.89

Earnings Per Share Attributable to ORIX Corporation-Diluted:
Income from Continuing Operations	165.00	54.21
Discontinued Operations	89.62	52.38
Net Income Attributable to ORIX Corporation	254.62	106.59

Consolidated Statement of Comprehensive Income

	Millions of yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Net Income	56,652	20,488

Other Comprehensive Income:
Net change of unrealized gains (losses) on investment in securities	(28,594)	13,068
Net change of defined benefit pension plans	(171)	493
Net change of foreign currency translation adjustments	1,843	(18,003)
Net change of unrealized gains on derivative instruments	43	(1,066)
Total	(26,879)	(5,508)

Comprehensive Income	29,773	14,980

Comprehensive income attributable to the noncontrolling interests	692	(1,688)

Comprehensive income attributable to the redeemable noncontrolling interests	1,288	(1,175)

Comprehensive Income Attributable to ORIX Corporation	27,793	17,843

	Millions of yen
	Three months ended September 30, 2008	Three months ended September 30, 2009
Net Income	23,583	13,301

Other Comprehensive Income:
Net change of unrealized gains (losses) on investment in securities	(18,868)	6,404
Net change of defined benefit pension plans	(47)	247
Net change of foreign currency translation adjustments	(12,377)	(17,226)
Net change of unrealized gains on derivative instruments	(698)	(125)
Total	(31,990)	(10,700)

Comprehensive Income	(8,407)	2,601

Comprehensive income attributable to the noncontrolling interests	404	(438)

Comprehensive income attributable to the redeemable noncontrolling interests	(598)	(1,010)

Comprehensive Income Attributable to ORIX Corporation	(8,213)	4,049

Consolidated Statement of Changes in Equity

Six months ended September 30, 2009

	Millions of yen
	ORIX Corporation Shareholders
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	102,216	136,313	1,071,919	(92,384)	(50,534)	1,167,530	18,067	1,185,597
Issuance of common stock	41,677	41,347				83,024		83,024
Contribution to subsidiaries							793	793
Transaction with noncontrolling interests		5		(11)		(6)	1	(5)
Adjustments to apply “Contracts in entity’s own equity”			1,758			1,758		1,758
Comprehensive income
Net income			20,150			20,150	(741)	19,409
Other comprehensive income
Net change of unrealized gains (losses) on investment in securities				13,063		13,063	5	13,068
Net change of defined benefit pension plans				501		501	(8)	493
Net change of foreign currency translation adjustments				(14,812)		(14,812)	(937)	(15,749)
Net change of unrealized gains on derivative instruments				(1,059)		(1,059)	(7)	(1,066)

Other comprehensive income						(2,307)	(947)	(3,254)

Comprehensive income						17,843	(1,688)	16,155

Cash dividends			(6,261)			(6,261)	(119)	(6,380)
Conversion of convertible bond	6	6				12		12
Compensation cost of stock options		410				410		410
Acquisition of treasury stock					(2)	(2)		(2)
Disposal of treasury stock			(531)		821	290		290
Other, net		685			155	840		840

Ending balance	143,899	178,766	1,087,035	(94,702)	(49,560)	1,265,438	17,054	1,282,492

Six months ended September 30, 2008

	Millions of yen
	ORIX Corporation Shareholders
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	102,107	135,159	1,083,439	(19,295)	(33,493)	1,267,917	17,229	1,285,146
Contribution to subsidiaries							862	862
Transaction with noncontrolling interests							(276)	(276)
Comprehensive income
Net income			55,266			55,266	694	55,960
Other comprehensive income
Net change of unrealized gains (losses) on investment in securities				(28,487)		(28,487)	(2)	(28,489)
Net change of defined benefit pension plans				(171)		(171)		(171)
Net change of foreign currency translation adjustments				1,142		1,142		1,142
Net change of unrealized gains on derivative instruments				43		43		43

Other comprehensive income						(27,473)	(2)	(27,475)

Comprehensive income						27,793	692	28,485

Cash dividends			(23,529)			(23,529)	(511)	(24,040)
Exercise of warrants, stock acquisition rights and stock options	100	99			26	225		225
Compensation cost of stock options		721				721		721
Acquisition of treasury stock					(29,290)	(29,290)		(29,290)
Other, net		202	(1)		55	256		256

Ending balance	102,207	136,181	1,115,175	(46,768)	(62,702)	1,244,093	17,996	1,262,089

*	Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 8 “redeemable noncontrolling interests”.

(5) Condensed Consolidated Statement of Cash Flows

	Millions of yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Cash Flows from Operating Activities:
Net income	56,652	20,488
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	97,369	85,256
Provision for doubtful receivables and probable loan losses	27,471	39,475
Decrease in policy liabilities	(16,473)	(25,028)
(Gains) losses from securitization transactions	(212)	107
Equity in net (income) loss of affiliates	(21,570)	5,156
(Gains) losses on sales of subsidiaries and affiliates and liquidation losses, net	233	(6,293)
Gains on sales of available-for-sale securities	(92)	(3,086)
Gains on sales of real estate under operating leases	(18,562)	(2,262)
Gains on sales of operating lease assets other than real estate	(4,275)	(3,408)
Write-downs of long-lived assets	—	298
Write-downs of securities	5,583	6,085
Increase in restricted cash	(216)	(5,410)
Decrease in loans held for sale	10,285	1,052
Increase in trading securities	(454)	(1,424)
Decrease in inventories	18,667	18,333
Increase in prepaid expenses	(7,885)	(1,921)
Decrease in accrued expenses	(19,600)	(8,281)
Increase (decrease) in security deposits	2,933	(54)
Other, net	(3,960)	(18,110)

Net cash provided by operating activities	125,894	100,973

	Millions of yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Cash Flows from Investing Activities:
Purchases of lease equipment	(474,758)	(190,401)
Principal payments received under direct financing leases	232,725	182,529
Net proceeds from securitization of lease receivables, loan receivables and securities	20,112	8,175
Installment loans made to customers	(629,748)	(320,600)
Principal collected on installment loans	758,311	520,703
Proceeds from sales of operating lease assets	111,108	63,231
Investment in affiliates, net	(2,244)	(8,417)
Proceeds from sales of investment in affiliates	1,953	4,393
Purchases of available-for-sale securities	(219,951)	(176,518)
Proceeds from sales of available-for-sale securities	79,148	72,624
Proceeds from redemption of available-for-sale securities	72,017	78,145
Purchases of held-to-maturity securities	—	(9,733)
Purchases of other securities	(62,111)	(6,346)
Proceeds from sales of other securities	20,586	11,293
Purchases of other operating assets	(6,146)	(2,723)
Acquisitions of subsidiaries, net of cash acquired	(4,857)	(4,944)
Sales of subsidiaries, net of cash disposed	—	126,721
Other, net	(8,267)	4,219

Net cash provided by (used in) investing activities	(112,122)	352,351

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(131,151)	(51,143)
Proceeds from debt with maturities longer than three months	1,249,643	430,468
Repayment of debt with maturities longer than three months	(1,112,355)	(839,776)
Net increase in deposits due to customers	51,487	76,972
Issuance of common stock	199	83,036
Dividends paid	(23,529)	(6,261)
Net decrease in call money	(21,500)	(13,400)
Acquisition of treasury stock	(29,290)	(2)
Other, net	81	976

Net cash used in financing activities	(16,415)	(319,130)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	698	(1,311)

Net Increase (decrease) in Cash and Cash Equivalents	(1,945)	132,883
Cash and Cash Equivalents at Beginning of Year	320,655	459,969

Cash and Cash Equivalents at End of Period	318,710	592,852

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (“the Company”) and its subsidiaries have complied with requirements of accounting principles, procedures and disclosure related to issuing American Depositary Receipts, and generally accepted accounting principles in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (n)).

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements based on terms, formats and preparations pursuant to the rules regarding issuing American Depositary Receipts and registered with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Initial direct costs

Under U.S. GAAP, certain initial direct costs to originate lease or loan are being deferred and amortized as yield adjustments over the life of related direct financing lease or loan by using interest method.

On the other hand, under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(b) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

On the other hand, Japanese GAAP allows for operating lease assets to be depreciated using either the declining-balance basis or straight-line basis.

(c) Accounting for life insurance operations

Based on ASC 944 (“Financial Services—Insurance”), certain costs associated with writing insurances or, deferred policy acquisition costs, are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, although policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, under U.S. GAAP, these are calculated by the methodology which relevant authorities accept, under Japanese GAAP.

(d) Accounting for business combinations, goodwill and other intangible assets

Under U.S. GAAP, all business combinations are accounted for using the purchase method. Accounting for business combinations using the pooling of interest method is no longer allowed.

Goodwill and intangible assets that have indefinite useful lives are not amortized, but are tested at least annually for impairment.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(e) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries apply ASC 715 (“Compensation- Retirement Benefits”) and record pension costs based on the amounts determined using actuarial methods. The net actuarial loss is amortized using a corridor test. The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets.

Under Japanese GAAP, the unrealized net actuarial loss is fully amortized over a certain term within the average remaining service period of employees expected to receive related benefits. The pension liabilities are recorded for the difference between the plan assets and the benefit obligation, net of unrecognized prior service cost and net actuarial loss, on the consolidated balance sheets.

(f) Reporting on discontinued operations

Under U.S. GAAP, in accordance with ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the financial results of discontinued operations and disposal gain or loss are presented as a separate line from continuing operations less applicable income taxes in the consolidated statements of income. The results of discontinued operations were reclassified as income from discontinued operations in each prior year in the accompanying consolidated statements of income and consolidated statements of cash flows.

Under Japanese GAAP, there are no rules on reporting discontinued operations and the amounts are not presented from continuing operations. Prior consolidated financial statements were not reclassified.

(g) Net Income in consolidated statements of income

Under U.S. GAAP, net income consists of net income attributable to the parent and net income attributable to the noncontrolling interests. Each of them are separately stated in the consolidated statements of income.

Under Japanese GAAP, net income attributable to the minority interests is not included in net income.

(h) Comprehensive income

Under U.S. GAAP, comprehensive income is required to be disclosed and it is separately stated in the consolidated financial statements.

Under Japanese GAAP, comprehensive income is not required to be disclosed.

(i) Partial sale and additional acquisition of in the parent’s ownership interest

Under U.S. GAAP, partial sale and additional acquisition of the parent’s ownership interest that retain controlling are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, partial sale of the parent’s ownership interest that retain controlling are accounted for as profit-loss transactions and additional acquisition of the parent’s ownership interest are accounted for as business combination. On the other hand, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold recognized in income but the gain or loss on the remeasurement to fair value of the interest retained does not recognized.

(j) Segment information

In accordance with ASC 280- 10 (“Segment Reporting”), segment financial information is based on that which is regularly used by management for evaluating segment performance and deciding how to allocate resources.

Japanese GAAP requires disclosure of the information according to the kind of enterprise on the basis of products, the information according to location on the basis of the location of a selling agency, and the overseas sales information on the basis of a customer’s location.

(k) Classification in consolidated statement of cash flows

Classification in the statement of cash flows under U.S. GAAP is based on ASC 230 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%-50% ownership or other means, are accounted for by using the equity method. For certain entities where the Company holds majority voting interests but minority shareholders have substantive participation rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to ASC 810-10-25-2 to 14 (“Consolidation—The effect of Minority Rights on Consolidation”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”).

A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified nine areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of long-lived assets (see (g)), the determination of impairment of investment in securities (see (h)), the determination of valuation allowance for deferred tax assets and the evaluation of tax positions (see (i)), assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (k)), the determination of benefit obligation and net periodic pension cost (see (l)) and the determination of impairment of goodwill and intangible assets not subject to amortization (see (w)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) in shareholders’ equity are from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transition price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is depending upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company and its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statements of income.

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using interest method. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases are stated at cost less accumulated depreciation, which was ¥384,847 million and ¥358,616 million at September 30, 2009 and March 31, 2009, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation costs are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows from the real estate in the form of property management or other participation in performance of the lease asset. Where the Company or its subsidiaries have continuing involvement with the cash flows from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as “Gains on sales of real estate under operating leases” whereas if the Company or its subsidiaries have no continuing involvement with the cash flows from such disposed real estate, the gains or losses are reported as “Discontinued operations-Income from discontinued operations, net.”

Estimates of residual values are based on current market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal.

Interest payments received on loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely are recognized on cash basis method or recorded as reductions of principal if the timing and amount of cash flows expected to be collected are reasonably unable to be estimated.

Non-accrual policy—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectibility is doubtful. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against past due interest until qualifying for a return to accrual status and then any surpluses are taken to income.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(e) Insurance premiums and expenses

Premium income from life insurance policies are recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs associated with writing insurances, or deferred policy acquisition costs, and amortizes them over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

Amortization charged to income for the six months ended September 30, 2008 and 2009 amounted to ¥5,437 million and ¥5,953 million respectively.

Amortization charged to income for the three months ended September 30, 2008 and 2009 amounted to ¥3,052 million and ¥3,056 million respectively.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and the value of underlying collateral and guarantees. Generally, the valuation allowance for large balance non-homogeneous loans is individually assessed to determine whether the loan is impaired. If the loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loan if the loan is collateral-dependent. The allowance for losses on smaller-balance homogeneous loans, including individual housing loans which are not restructured, and lease receivables, is collectively evaluated, considering current economic conditions and trends, the value of underlying collateral and guarantees, prior charge-off experience, delinquencies and non-accruals.

Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal.

(g) Impairment of long-lived assets

The Company and its subsidiaries have followed ASC 360-10 (“Property, Plant, Equipment—Impairment or Disposal of Long-Lived Assets”). Under ASC 360-10, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office building, condominiums, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. In determining fair value, appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value are utilized.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the investor’s share.

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within the next six months. For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities has been impaired using all available information about the collectibility. The Company and its subsidiaries do not consider that an other-than-temporary impairment for a debt security has occurred if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before the recovery of its amortized cost basis of the security, and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider that an other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security, (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before the recovery of its amortized cost basis of the security, or (3) the present value of estimated cash flows will not fully cover the amortized cost of the security. For the debt security which is other-than-temporary impairment, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiary will be required to sell the debt security before the recovery of its amortized cost basis of the debt security. On the other hand, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before the recovery of its amortized cost basis of the debt security, the Company and its subsidiaries divide the difference between the amortized cost and the fair value of the securities into the credit loss component and the non-credit loss component. The credit loss component shall be recognized in earnings, and the non-credit loss component shall be recognized in other comprehensive income, net of applicable income taxes.

For other securities, the Company and its subsidiaries reduce the carrying value of other security to the fair value and charge against income losses related to other securities in situations where it is considered that the decline in the value of other security is other than temporary.

(i) Income taxes

The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes and discontinued operations. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes and discontinued operations for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates including discontinued operations are 41.8% and 39.1% for the six months ended September 30, 2008 and 2009, respectively. And these rates are 43.7% and 37.3% for the three months ended September 30, 2008 and 2009, respectively. The Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a statutory income tax rate of approximately 40.9% for the six months ended September 30, 2008 and 2009. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a life insurance subsidiary in Japan.

        The Company and its subsidiaries have followed ASC 740 (“Income Taxes”). According to the codification, the Company and its subsidiaries recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to trusts and special-purpose entities that issue asset-backed beneficial interests and securities to the investors. The Company and its subsidiaries account for the sale when control over the assets is surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion sold and the portion that continue to be held, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities.

Interests that continue to be held include senior interests, subordinated interests and cash reserve account. Interests that continue to be held are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. For an interests that continues to be held for which the fair value is less than the amortized cost basis amounts, we estimate the present value of cash flows expected to be collected from the interests and compare it with the amortized cost basis of the interests to determine whether a credit loss exists. If, based on current information and events, we determine a credit loss exists for that interests, an other-than-temporary impairment is considered to have occurred. We would write down that interests to fair value with the credit loss component of the impairment recognized in earnings and the noncredit component recorded in accumulated other comprehensive income (loss), unless we intend to sell that interests or more likely than not will be required to sell that interest before recovery of its amortized cost basis less any current-period credit loss, in which case the entire impairment loss would be charged to earnings.

Fair values of interests that continue to be held are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss rate, discount rate and prepayment rate.

(k) Derivative financial instruments

The Company and its subsidiaries apply ASC 815 (“Derivatives and Hedging”) and all derivatives held by the Company and its subsidiaries are recognized on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in their fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in accumulated other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction, a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in accumulated other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or accumulated other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within accumulated other comprehensive income (loss).

Changes in the fair value of a derivative, which is not held as a hedge, such as those held for trading use, or the ineffective portion of the change in fair value of a derivative that qualifies as a hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries apply ASC 718 (“Compensation—Stock Compensation”). ASC 718 requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and Company Law implemented on May 1, 2006, the above-mentioned method of accounting required by the Code has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued.

Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of September 30, 2009 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund, deposits related to servicing agreements and deposits collected on behalf of the customers and applied to non-recourse loans.

(q) Installment loans

Certain loans, which the Company has the intent and ability to sell or securitize to outside parties in the foreseeable future, are considered held-for-sale and are carried at the lower of cost or market value determined on an individual basis. These loans held for sale are included in installment loans and the outstanding balances of these loans as of September 30, 2009 and March 31, 2009 are ¥29,802 million and ¥36,896 million, respectively.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and training facilities), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥27,729 million and ¥24,764 million as of September 30, 2009 and March 31, 2009, respectively.

(s) Other receivables

Other receivables include primarily payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts, accounts receivables in relation to sales of assets to be leased, residential condominiums and other assets, and receivables relating to debt securities sold.

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sales). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of September 30, 2009 and March 31, 2009, advance and/or progress payments were ¥136,619 million and ¥174,332 million, respectively, and finished goods were ¥38,244 million and ¥23,628 million, respectively.

For the six months ended September 30, 2008 and 2009, a certain subsidiary recorded ¥8,179 million and ¥75 million of write-downs principally for advance and/or progress payments for development of residential condominiums for sale, resulting from an increase in development costs. The amount for the three months ended September 30, 2008 and 2009 were ¥5,098 million and ¥75 million. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥37,028 million and ¥35,859 million as of September 30, 2009 and March 31, 2009, respectively.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits and, advance payments made in relation to purchases of assets to be leased and to construction of real estate under operating lease.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed ASC 805 (“Business Combinations”) and ASC 350 (“Intangibles—Goodwill and Other”). ASC 805 requires that all business combinations be accounted for using the acquisition method. Accounting for business combinations using the pooling of interests method is no longer allowed. ASC 805 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion.

ASC 350 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives are no longer amortized but tested at least annually for impairment. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments. Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with ASC 360-10 (“Property, Plant, Equipment—Impairment or Disposal of Long-Lived Assets”).

The amount of goodwill is ¥71,633 million and ¥ 77,244 million as of September 30, 2009 and March 31, 2009, respectively.

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include accounts payables and guarantee liabilities.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred.

(aa) Discontinued operations

The Company and its subsidiaries have followed ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flow and in which operations the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units, and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for the presented periods were reclassified in the accompanying consolidated statements of income.

(ab) Earnings per share

Basic earnings per share is computed by dividing income from continuing operations and net income attributable to ORIX Corporation by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retroactively.

Furthermore, the Company and its subsidiaries apply ASC 260-10-45-43 to 44 (“Earnings Per Share—Contingently Convertible Instruments”) to Liquid Yield Option Notes™.

(ac) Redeemable noncontrolling interests

The noncontrolling interest in certain subsidiary is subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between Liabilities and Equity on the consolidated balance sheets at its estimated redemption value in accordance with provisions including EITF Topic No. D-98 (“Classification and Measurement of Redeemable Securities”).

(ad) Issuance of stock by an affiliate

When an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjusts the carrying amount of its investment in the affiliate and recognizes gain or loss included in the consolidated statements of income in the year in which the change in ownership interest occurs.

(ae) New accounting pronouncements

In December 2007, FASB Statement No. 141 (revised 2007) (“Business Combinations”), which was replaced by ASC 805 (“Business Combinations”) was issued. This Codification requires the acquiring entity in a business combination to recognize the full fair value of assets acquired, liabilities assumed and noncontrolling interest in the transaction at the acquisition date (whether a full or partial acquisition); requires expensing of acquisition-related transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the material information needed to evaluate and understand the nature and financial effect of the business combination. The Company and its subsidiaries adopted this Codification as of April 1, 2009.

In December 2007, FASB Statement No. 160 (“Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”), which was replaced by ASC 810-10-65-1 (“Consolidation—Noncontrolling Interests in Consolidated Financial Statements”), was issued. This Codification requires noncontrolling interests in subsidiaries to be classified as a separate component of equity. Under the Codification, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. The Company and its subsidiaries adopted this Codification as of April 1, 2009. Therefore, noncontrolling interests, what were previously classified between liabilities and equity, are included in equity, and presentation of condensed consolidated statements of income is reclassified. In the same way, the financial statements that had been previously reported are reclassified. In addition, Net Income Attributable to Redeemable Noncontrolling Interests is presented as a separate line. The amount is ¥1,079 million and ¥640 million for the six months and the three months ended September 30,2009, respectively.

In June 2008, EITF Issue No.07-5 (“Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”), which was replaced by ASC 815-40 (“Derivatives and Hedging—Contracts in Entity’s Own Equity”), was ratified. The Codification provides guidance for determining whether a price adjustment mechanism included in an equity-linked financial instrument (or embedded feature) should be bifurcated. The Codification is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The Company and its subsidiaries adopted this Codification as of April 1, 2009. By the adoption, a certain Convertible Note issued by the Company meets the criteria of the Codification and needs to bifurcate its convertible rights as derivative. As a result, the Company made certain reclassification adjustments mainly to the Retained Earnings at the beginning of this fiscal year and the effect of net of tax was gain of ¥1,758 million.

In October 2008, FASB Staff Position (“FSP”) No. FAS 157-3 (“Determining Fair Value of a Financial Asset When the Market for That Asset Is Not Active”), which was replaced by ASC 820-10-65-2 (“Fair Value Measurements and Disclosures—Financial Assets in a Market That Is Not Active”), was issued. This Codification clarifies the application of ASC 820-10 (“Fair Value Measurements and Disclosures”) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This Codification was effective upon issuance, including prior periods for which financial statements have not been issued. The Company and its subsidiaries adopted the Codification for the period ended September 30, 2008, but the Codification was superseded by ASC 820-10-65-4. The adoption of the Codification did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In January 2009, FSP No. EITF 99-20-1 (“Amendments to the Impairment Guidance of EITF Issue No. 99-20), which was replaced by ASC 325-40-65-1 (“Investments—Other—Beneficial Interests in Securitized Financial Assets”), was issued. This Codification amends the impairment guidance in ASC 325-40 (“Investments—Other—Beneficial Interests in Securitized Financial Assets”) to achieve more consistent determination of whether an other-than-temporary impairment has occurred. This Codification was effective prospectively for interim and annual reporting periods ending after December 15, 2008. The adoption did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In April 2009, FSP No. FAS 157-4 (“Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”), which was replaced by ASC 820-10-65-4 (“Fair Value Measurements and Disclosures—Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”), was issued. This ASC provides additional guidance for estimating fair value in accordance with ASC 820-10 (“Fair Value Measurements and Disclosures”) when the volume and level of activity for the asset or liability have significantly decreased. This Codification also includes guidance on identifying circumstances that indicate a transaction is not orderly. This Codification was effective prospectively for interim and annual reporting periods after June 15, 2009. Early adoption was permitted for periods ending after March 15, 2009 and the Company and its subsidiaries early adopted the Codification for the period ended on March 31, 2009. The adoption of this Codification did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In April 2009, FSP No. FAS 107-1 and APB 28-1 (“Interim Disclosures about Fair Value of Financial Instruments”), which was replaced by ASC 825-10-65-1 (“Financial Instruments—Interim Disclosures about Fair Value of Financial Instruments”), was issued. This Codification amends ASC 825-10-50 (“Financial Instruments—Disclosure”) to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual statements. This Codification was effective for interim reporting periods ending after June 15, 2009. The Company and its subsidiaries adopted this Codification for the period ended on June 30, 2009. This Codification is a disclosure standard and did not impact the Company and its subsidiaries’ results of operations or financial position. For more information, see Note 16, Estimated Fair Value of Financial Instruments.

In April 2009, FSP No. FAS 115-2 and FAS 124-2 (“Recognition and Presentation of Other-Than-Temporary Impairments”), which was replaced by ASC 320-10-65-1 (“Investments—Debt and Equity Securities—Recognition and Presentation of Other-Than-Temporary Impairments”), was issued. This Codification amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in financial statements. This Codification was effective for interim and annual reporting periods after June 15, 2009. Early adoption was permitted for periods ending after March 15, 2009 and the Company and its subsidiaries early adopted this ASC for the period ended on March 31, 2009. The adoption of this ASC did not have significant effect on the Company and its subsidiaries’ results of operations or financial position. For more information, see Note 4, Investment in Securities.

In May 2009, FASB Statement No. 165 (“Subsequent Events”), which was replaced by ASC 855-10 (“Subsequent Events”), was issued. This Codification establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The Company and its subsidiaries adopted this Codification as of April 1, 2009.

In June 2009, FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140”) was issued. This Statement removes the concept of a qualifying special-purpose entity from ASC 860 (FASB Statement No.140) and removes the exception from applying ASC 810-10 (“Consolidation-Variable Interest Entities”) to variable interest entities that are qualifying special-purpose entities. And this Codification modifies the financial-components approach used in ASC 860 and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset. This Codification is effective as of the beginning of fiscal year that begins after November 15, 2009 and for interim periods thereafter. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Codification will have on the Company and its subsidiaries’ results of operation and financial position.

In June 2009, FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R)”) was issued. This Statement removes the exception from applying FIN 46(R) to variable interest entities that are qualifying special-purpose entities. This Statement also requires an enterprise to perform qualitative analysis that identifies the primary beneficiary, who shall consolidate a variable interest entity, as the enterprise that has both of the following characteristics:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance

•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Additionally, this Codification requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This Statement is effective as of the beginning of fiscal year that begins after November 15, 2009 and for fiscal years and interim periods thereafter. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Codification will have on the Company and its subsidiaries’ results of operation and financial position.

In June 2009, FASB No.168 (“FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No.162”) which was replaced by ASC 105 (“Generally Accepted Accounting Principles”), was issued. Except for rules and interpretive releases of the Securities and Exchange Commission (SEC) for SEC registrants, the Codification became the single source of authoritative U.S. generally accepted accounting principles, and is effective for interim and annual reporting periods after September 15, 2009. The Company and its subsidiaries adopted the Codification for the interim period that ended September 30, 2009. Under this Codification, all GAAP references were updated from conventional statements. The adoption did not have effect on the Company and its subsidiaries’ results of operations or financial position.

In September 2009, Accounting Standards Update 2009-12 (“Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)—ASC 820”) was issued. This Codification improve financial reporting by permitting use of the net asset value per share (or its equivalent) provided by the investee when measuring the fair value of an alternative investment that does not have a readily determinable fair value. The amendments in this Codification are effective for interim and annual periods ending after December 15, 2009 and early application is permitted. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Codification will have on the Company and its subsidiaries’ results of operation and financial position.

3.	Fair Value Measurements

The Company and its subsidiaries adopted ASC 820-10 (“Fair Value Measurements and Disclosures”). This Codification defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Codification classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.

This Codification differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries measure mainly cash equivalents, trading securities, available-for-sale securities, certain investment in affiliates and derivatives at fair value on a recurring basis.

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2009 and March 31, 2009:

September 30, 2009

Assets:	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	36,998	36,998	—	—
Trading securities	8,879	1,227	7,444	208
Available-for-sale securities *1	752,651	50,533	301,183	400,935
Derivative assets	24,106	522	23,155	429

	822,634	89,280	331,782	401,572

*1	Available-for-sale securities classified as Level 3 consist mainly of mortgage-backed and other asset-backed securities.

September 30, 2009

Liabilities:	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Derivative liabilities	26,585	36	26,499	50

March 31, 2009

Assets:	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	34,990	34,990	—	—
Trading securities	7,410	1,787	5,457	166
Available-for-sale securities *1	729,273	40,473	240,941	447,859
Investment in affiliates *2	10,245	3,291	—	6,954
Derivative assets	19,800	152	18,888	760
Others	942	—	942	—

	802,660	80,693	266,228	455,739

*1	Available-for-sale securities classified as Level 3 consist mainly of mortgage-backed and other asset-backed securities.
*2	Certain investment in affiliates for which the Company and its subsidiaries elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) during fiscal 2009 is measured at fair value on a recurring basis.

March 31, 2009

Liabilities:	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Derivative liabilities	26,999	89	26,818	92

The following table presents the reconciliation for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2008 and 2009:

September 30, 2008

	Millions of yen
	Significant Unobservable Inputs (Level 3)
	Trading securities and Available-for-sale securities	Derivatives assets
Balance at April 1, 2008	437,939	—
Total gains or losses (realized/ unrealized)	(2,535)	975
Included in earnings *1	(1,375)	975
Included in other comprehensive income	(1,160)	—
Purchases, sales, and redemptions	1,337	—
Transfers in and/or out of Level 3 (net) *2	4,754	—

Balance at September 30, 2008	441,495	975

The amount of total gains or losses for the period Included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the date *1	(1,281)	975

*1	Mainly, the gains and losses from trading securities and available-for-sale securities, derivative assets are included in write-downs of securities, other operating revenues /expenses respectively.
*2	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occurred.

September 30, 2009

	Millions of yen
	Significant Unobservable Inputs (Level 3)
	Trading securities	Available-for-sale securities	Investment in affiliates	Derivatives assets
Balance at March 31, 2009	166	447,859	6,954	760
Total gains or losses (realized/ unrealized)	(15)	(11,683)	(6,954)	(331)
Included in earnings *1	—	(2,614)	(6,954)	(331)
Included in other comprehensive income	(15)	(9,069)	—	—
Purchases, sales, and redemptions	57	(36,063)	—	—
Transfers in and/or out of Level 3 (net) *2	—	822	—	—

Balance at September 30, 2009	208	400,935	—	429

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains *1	—	(1,885)	—	(331)

*1	Mainly, the gains and losses from available-for-sale securities, investments in affiliates and derivative assets, equity in net income (loss) of affiliates and other operating revenues /expenses, respectively.
*2	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occurred.

The following table presents the reconciliation for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended September 30, 2008 and 2009:

September 30, 2008

	Millions of yen
	Significant Unobservable Inputs (Level 3)
	Trading securities and Available-for-sale securities	Derivatives assets
Balance at June 30, 2008	452,736	—
Total gains or losses (realized/ unrealized)	(3,224)	975
Included in earnings *1	(1,549)	975
Included in other comprehensive income	(1,675)	—
Purchases, sales, and redemptions	(12,196)	—
Transfers in and/or out of Level 3 (net) *2	4,179	—

Balance at September 30, 2008	441,495	975

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains *1	(1,455)	975

*1	Mainly, the gains and losses from trading securities and available-for-sale securities, derivative assets are included in write-downs of securities, other operating revenues /expenses, respectively.
*2	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occurred.

September 30, 2009

	Millions of yen
	Significant Unobservable Inputs (Level 3)
	Trading securities	Available-for-sale securities	Derivatives assets
Balance at June 30, 2009	162	408,083	399
Total gains or losses (realized/ unrealized)	(11)	(3,876)	30
Included in earnings *1	—	(1,570)	30
Included in other comprehensive income	(11)	(2,306)	—
Purchases, sales, and redemptions	57	(3,272)	—
Transfers in and/or out of Level 3 (net) *2	—	—	—

Balance at September 30, 2009	208	400,935	429

The amount of total gains or losses for the period Included in earnings attributable to the change in unrealized gains *1	—	(1,051)	30

*1	Mainly, the gains and losses from available-for-sale securities and derivative assets are included in write-downs of securities and other operating revenues /expenses, respectively.
*2	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occurred.

The following table presents recorded amounts of major assets and liabilities measured at fair value on a nonrecurring basis as of September 30, 2009 and March 31, 2009. These assets are measured at fair value on a nonrecurring basis to recognize impairment.

September 30, 2009

Assets:	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Unlisted securities	4,406	—	—	4,406
Loans held for sale	10,981	—	—	10,981
Real estate collateral-dependent loans (Net of allowance for probable loan losses)	110,529	—	—	110,529
Operating leases	6,493	—	5,590	903

	132,409	—	5,590	126,819

March 31, 2009

Assets:	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Unlisted securities	4,065	—	—	4,065
Loans held for sale	26,002	—	—	26,002
Real estate collateral-dependent loans (Net of allowance for probable loan losses)	113,242	—	—	113,242
Certain investment in affiliates	28,727	27,504	—	1,223

	172,036	27,504	—	144,532

The following is a description of the major valuation methodologies used for instruments measured at fair value.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820-10 (“Fair Value Measurements and Disclosures”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

We determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discount cashflow methodologies.

Real estate collateral-dependent loans whose fair values are estimated using an appraisal of the underlying collateral based on techniques other than recent transactions involving sales of similar assets are classified as Level 3 because such techniques involve unobservable inputs.

Trading securities, Available-for-sale securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets, and these securities are classified as Level 2. If market prices are not available, then fair value is estimated by using valuation models including discounted cash flow methodology and commonly used option-pricing models. Such securities are classified as Level 3, as the valuation models are based on inputs that are unobservable in the market.

Mortgage-backed and other asset-backed securities, classified as Level 3 of available-for-sale securities consist mainly of specified bonds issued by special purpose entities, or SPEs. When re-evaluating specified bonds issued by SPEs, we estimate the fair value by discounting future cash flows using a discount rate based on the market interest rate and a risk premium. The future cash flows for the specified bonds issued by SPEs are estimated based on the contractual principal and interest repayment schedule on each of the specified bonds issued by SPEs. The risk premium is estimated mainly based on the value of collateral real estate of each specified bonds issued by SPEs and the seniority of the bonds.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodology. If the inputs used for these measurements that include yield curves, volatilities, are observable, we classify it as Level 2. If the inputs are not observable, we classify it as Level 3.

4.	Investment in Securities

Investment in securities at September 30, 2009 and March 31, 2009 consists of the following:

	Millions of yen
	September 30, 2009	March 31, 2009
Trading securities	8,879	7,410
Available-for-sale securities	752,651	729,273
Held-to-maturity securities	9,733	—
Other securities	173,766	189,457

Total	945,029	926,140

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type at September 30, 2009 and March 31, 2009 are as follows:

September 30, 2009

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	81,071	643	(62)	81,652
Japanese prefectural and foreign municipal bond securities	23,458	1,034	(1)	24,491
Corporate debt securities	184,787	1,564	(2,547)	183,804
Mortgage-backed and other asset-backed securities	405,823	9,540	(16,097)	399,266
Equity securities	53,920	13,368	(3,850)	63,438

Subtotal	749,059	26,149	(22,557)	752,651

Held-to-maturity:
Japanese government bond securities	9,733	28	—	9,761

Total	758,792	26,177	(22,557)	762,412

March 31, 2009

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	70,463	116	(147)	70,432
Japanese prefectural and foreign municipal bond securities	16,625	132	(18)	16,739
Corporate debt securities	158,117	220	(7,355)	150,982
Mortgage-backed and other asset-backed securities	450,069	10,542	(15,022)	445,589
Equity securities	42,722	7,757	(4,948)	45,531

Total	737,996	18,767	(27,490)	729,273

According to ASC 320-10-65-1 (“Investments—Debt and Equity Securities —Recognition and Presentation of Other-Than-Temporary Impairments”), a part of the other-than-temporary impairment (the non-credit components), ¥2,026 million and ¥1,486 million, were included in the unrealized losses at September 30, 2009 and March 31, 2009, respectively.

The following table provides information about available-for-sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss portion as of September 30, 2009 and March 31, 2009 respectively.

September 30, 2009

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses
Japanese and foreign government bond securities	23,020	(62)	—	—	23,020	(62)
Japanese prefectural and foreign municipal bond securities	1,198	(1)	—	—	1,198	(1)
Corporate debt securities	9,751	(129)	48,009	(2,418)	57,760	(2,547)
Mortgage-backed and other asset-backed securities	67,008	(5,625)	107,093	(10,472)	174,101	(16,097)
Equity securities	24,564	(3,759)	777	(91)	25,341	(3,850)

	125,541	(9,576)	155,879	(12,981)	281,420	(22,557)

March 31, 2009

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses
Japanese and foreign government bond securities	37,827	(147)	—	—	37,827	(147)
Japanese prefectural and foreign municipal bond securities	4,620	(18)	—	—	4,620	(18)
Corporate debt securities	50,754	(605)	63,231	(6,750)	113,985	(7,355)
Mortgage-backed and other asset-backed securities	193,766	(10,249)	47,134	(4,773)	240,900	(15,022)
Equity securities	37,019	(4,570)	970	(378)	37,989	(4,948)

	323,986	(15,589)	111,335	(11,901)	435,321	(27,490)

Approximately 370 and 540 investment securities were in an unrealized loss position as of September 30, 2009 and March 31, 2009 respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider that an other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security; (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before the recovery of its amortized cost basis of the security, or (3) the present value of estimated cash flows will not fully cover the amortized cost of the security (that is, a credit loss exists). In assessing whether a credit loss exists, the Company and its subsidiaries compare the present value of the expected cash flows to the security’s amortized cost basis at the balance sheet date.

Mortgage-backed and other asset-backed securities with unrealized loss position mainly include specified bonds issued by special purpose entities in Japan and CMBS and RMBS.

The unrealized loss associated with specified bonds is primarily due to changes in the market interest rate and risk premium because of deterioration in the domestic real estate market and the credit crunch in the capital and financial markets. Considering all available information to assess the collectibility of those investments (such as performance and value of the underlying real estate, and seniority of the bonds), the Company and its subsidiaries believe that the Company and its subsidiaries are able to fully collect all the contractual scheduled repayments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before the recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investment to be other-than-temporary impairment at September 30, 2009.

The unrealized loss associated with CMBS and RMBS is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before the recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporary impairment at September 30, 2009.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporary impairment at September 30, 2009.

The following presentation for the total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income is as follows:

Millions of yen
Six months ended September 30, 2009
Total other-than-temporary impairment losses	8,111
Portion of loss recognized in other comprehensive income (before taxes)	(2,026)

Net impairment losses recognized in earnings	6,085

Other-than-temporary impairment losses related to debt securities are recognized mainly on certain mortgage-backed and other asset-backed securities, which have experienced credit losses due to a decrease in cash flows attributable to significant default and bankruptcies on the underlying loans. Because the Company and its subsidiaries do not intend to sell these securities and it is not more likely than not that the Company and its subsidiaries will be required to sell these securities before the recovery of their amortized cost basis, the Company and its subsidiaries charged only the credit loss component of the total impairment to earnings with the remaining non-credit component recognized in other comprehensive income. The credit loss assessment was made by comparing the securities’ amortized cost basis with the present value of the expected cash flows that were estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security.

A roll-forward of the amount related to credit losses on other-than-temporary impaired debt securities recognized in earnings is as follows:

Millions of yen
Six months ended September 30, 2009
Beginning	1,931
Addition:
Credit loss for which an other-than-temporary impairment was not previously recognized	1,068
Credit loss for which an other-than-temporary impairment was previously recognized	589

Ending	3,588

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥92,436 million and ¥98,498 million at September 30, 2009 and March 31, 2009, respectively. Investments with an aggregated cost of ¥88,030 million and ¥94,643 million were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of these investments and it was not practicable to estimate the fair value of the investment.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥11,938 million and ¥9,738 million, for the six months ended September 30, 2008 and 2009, respectively. Also, included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥6,281 million and ¥4,620 million for the three months ended September 30, 2008 and 2009, respectively.

5.	Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as direct financing lease receivables, installment loans (commercial mortgage loans, housing loans and other) and investment in securities.

In the securitization process, these financial assets are transferred to various vehicles (the “SPEs”), such as trusts and special-purpose companies that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.

The Company and its subsidiaries account for the transfer of the financial assets as the sale to the extent that consideration other than beneficial interests in the transferred financial assets is received in exchange when control over the financial assets is surrendered. In addition, the Company and its subsidiaries are not required to consolidate these SPEs if they are qualifying SPEs as defined in ASC 860 (“Transfers and Servicing”) or the Company and its subsidiaries are not primary beneficiaries of the SPEs pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”). The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization.

Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. The Company and its subsidiaries periodically estimate the fair value of these interests that continue to be held and test whether the interests that continue to be held are recoverable.

During six months and three months ended September 30, 2009, certain information with respect to these transactions accounted for as sales is as follows:

	Millions of yen
	Six months ended September 30, 2009	Three months ended September 30, 2009
Direct financing leases:
Balance sold	8,282	3,041
Gains (losses) on sales	(107)	(29)
Interests that continue to be held	17,229	—

Regarding securitizations of direct financing lease receivables, for the six months and three months ended September 30, 2009, revenues from interests that continue to be held of ¥ 2,592 million and ¥1,274 million, respectively, are included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from interests that continue to be held of ¥797 million and ¥421 million for the six months and three months ended September 30, 2009, respectively, are included in interest on loans and investment securities in the consolidated statements of income. Regarding securitizations of investment in securities, revenues from interests that continue to be held of ¥1,350 million and ¥645 million for six months and three months ended September 30, 2009, respectively, are included in interest on loans and investment securities in the consolidated statements of income.

As of September 30, 2009, and March 31, 2009, there were no significant servicing assets and liabilities related to the Company and its subsidiaries’ securitization transactions.

Economic assumptions used in measuring the interests that continue to be held related to securitization transactions completed during six months ended September 30, 2009 are as follows. There is no interests that continue to be held related to securitization transactions completed during three months ended September 30, 2009.

2009
Direct financing leases
Six months ended September 30, 2009
Expected credit loss	1.51%
Discount rate	2.33%-4.26%
Annual prepayment rate	6.24%

Interests that continue to be held from securitization transactions are recorded in the consolidated balance sheets at September 30, 2009 and March 31, 2009. Key economic assumptions used in measuring the fair value of them, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

September 30, 2009
Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Expected credit loss	0.34%-1.62%	0.72%-14.00%	0.77%-1.05%	3.53%-14.00%
Discount rate	1.64%-21.87%	0.63%-12.01%	2.45%-6.33%	0.63%-21.09%
Annual prepayment rate	0.21%-6.61%	2.01%-53.28%	1.59%-6.06%	32.79%-53.28%

	Millions of yen
		Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Fair value of interests that continue to be held	76,871	4,498	24,362	26,451
Book value of the interests that continue to be held	70,654	4,943	23,092	27,536
Weighted average life (in years)	2.6-3.3	1.1	13.3-25.0	1.1-4.0
Expected credit loss:
+10%	400	80	32	72
+20%	804	158	64	152
Discount rate:
+10%	692	10	537	512
+20%	1,370	19	1,052	937
Prepayment rate:
+10%	86	31	171	5
+20%	173	63	335	10

March 31, 2009
Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Expected credit loss	0.21%-1.62%	0.72%-8.50%	0.79%-1.00%	2.00%-8.50%
Discount rate	1.83%-15.61%	0.84%-6.52%	2.36%-5.74%	0.79%-20.50%
Annual prepayment rate	0.21%-6.52%	1.50%-54.63%	2.67%-5.66%	33.44%-47.29%

	Millions of yen
		Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Fair value of interests that continue to be held	64,183	5,783	25,429	34,463
Book value of the interests that continue to be held	57,632	5,969	23,717	36,365
Weighted average life (in years)	3.0-3.3	1.4	13.3-25.5	1.0-4.3
Expected credit loss:
+10%	456	71	46	74
+20%	914	140	80	125
Discount rate:
+10%	636	44	509	652
+20%	1,257	82	999	1,225
Prepayment rate:
+10%	148	51	220	8
+20%	296	101	419	16

These sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the interest that continue to be held is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Certain cash flows received from/paid to SPEs for all securitization activities for the six months and three months ended September 30, 2009, are summarized as follows:

	Millions of yen
	Six months ended September 30, 2009	Three months ended September 30, 2009
Proceeds from new securitizations	8,175	3,012
Servicing fees received	198	98
Cash flows received on interests that continue to be held	13,202	7,930
Repurchases of ineligible assets	(10,294)	(5,260)

Quantitative information about delinquencies, net credit losses, and components of financial assets sold on securitization and other assets managed together as of September 30, 2009 and March 31, 2009 are as follows:

September 30, 2009

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	964,867	26,817	4,510
Installment loans	2,801,644	400,977	17,642

Total assets managed or sold on securitization	3,766,511	427,794	22,152

Less: assets sold on securitization	(267,166)

Assets held in portfolio	3,499,345

March 31, 2009

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	1,106,253	27,949	7,232
Installment loans	3,434,666	467,565	12,499

Total assets managed or sold on securitization	4,540,919	495,514	19,731

Less: assets sold on securitization	(322,374)

Assets held in portfolio	4,218,545

The total assets of direct financing leases and installment loans sold on securitization, as of September 30, and March 31, 2009, are ¥293,613 million and ¥353,510 million, respectively but the assets of ¥26,447 million and ¥31,136 million, respectively, of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

The total assets of investment securities sold on securitization, as of September 30, 2009, and March 31, 2009, are ¥32,495 million and ¥45,145 million, respectively. These are not included in the table above.

The Company and its subsidiaries entered into other lease receivable securitization programs, other installment loan securitization programs and other investment in securities securitization programs that are not accounted for as sales but as secured borrowings. The payables under these securitization programs of ¥231,557 million and ¥358,969 million, respectively, are included in long-term debt as of September 30, 2009 and March 31, 2009, respectively. The collateral under these securitization programs of ¥176,901 million and ¥184,149 million, respectively, are included in investment in direct financing leases in the consolidated balance sheets as of September 30, 2009 and March 31, 2009, respectively. The collateral under these securitization programs of ¥118,470 million and ¥291,312 million, respectively, are included in installment loans in the consolidated balance sheets as of September 30, 2009 and March 31, 2009, respectively. In addition, the collateral under these securitization programs of ¥14,672 million and ¥14,683 million, respectively, are included in investment in securities in the consolidated balance sheets as of September 30, 2009 and March 31, 2009.

Also, the cash reserves included in trust accounts under these securitization programs of ¥12,301 million and ¥22,471 million are included in other assets in the consolidated balance sheets as of September 30, 2009 and March 31, 2009, respectively.

6.	Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business.

These SPEs are not always accompanied by and are not generally controlled by voting rights. ASC 810-10 (“Consolidation—Variable Interest Entities”) addresses consolidation by business enterprises of SPEs within the scope of the ASC. Generally these SPEs are entities where (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or (b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. There are certain exceptions to these general criteria. Entities within the scope of the ASC are called variable interest entities (“VIEs”). The variable interest holder who will absorb a majority of the expected losses or receive a majority of the expected residual returns or both is defined as the primary beneficiary of the entity. VIEs are consolidated by the primary beneficiary of the entity.

All of these facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and, therefore, require consolidation of the related VIE or otherwise rise to the level where disclosure would provide useful information to the users of the Company’s financial statements. In most of cases, it is qualitatively clear based on the extent of the involvements of the Company and its subsidiaries or seniority of its investments, whether the Company and its subsidiaries are the primary beneficiary or not.

The Company and its subsidiaries generally consider the following types of involvement to be significant, when making such determination.

•	designing the structuring of a transaction

•	providing an equity investment and debt financing

•	being the investment manager and receiving variable fees

•	providing liquidity and other financial support

Information about significant VIEs for the Company and its subsidiaries are as follows:

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIEs structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide non-recourse loans to such VIEs and occasionally make investments in them. Among those VIEs, no VIEs were subject to consolidation. The amount of significant variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are ¥2,640 million and ¥2,642 million as non-recourse loans and ¥10,454 million and ¥11,164 million as equity investments as of September 30, 2009 and March 31, 2009, respectively. Those non-recourse loans are included in installment loans in the consolidated balance sheets and those equity investments are mainly included in other operating assets in the consolidated balance sheets. The maximum exposure to loss is the amount equal to the total of such loans and equity investments. Total assets of such non-consolidated VIEs are ¥81,729 million and ¥82,037 million as of September 30, 2009 and March 31, 2009, respectively.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold debt securities issued by them and/or make investments in them. Total assets of consolidated VIEs were ¥20,828 million and ¥20,953 million as of September 30, 2009 and March 31, 2009, respectively. Those assets are mainly included in investment in operating leases and other operating assets in the consolidated balance sheets. And total liabilities of those consolidated VIEs were ¥9,469 million and ¥9,608 million as of September 30, 2009 and March 31, 2009, respectively. Those liabilities are mainly included in long-term debt in the consolidated balance sheets. Certain such consolidated VIEs borrow non-recourse loans from financial institutions, and ¥11,167 million and ¥11,339 million of VIEs’ assets are pledged as collateral for the non-recourse loans as of September 30, 2009 and March 31, 2009, respectively. The lenders of the non-recourse loans and the creditor of the other liabilities have no recourse to other assets of the Company and its subsidiaries.

The amount of significant variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are ¥4,498 million and ¥12,373 million as non-recourse loans and debt securities, and ¥47,572 million and ¥44,222 million as equity investments as of September 30, 2009 and March 31, 2009, respectively. Those debt securities are included in investment in securities, those non-recourse loans are included in installment loans and those equity investments are mainly included in other operating assets and investment in affiliates in the consolidated balance sheets. The maximum exposure to loss are ¥96,892 million and ¥77,956 million as of September 30, 2009 and March 31, 2009, respectively, since the Company and its subsidiaries have agreements to commit to invest in certain such non-consolidated VIEs, as long as the agreed-upon terms are met. Total assets of such non-consolidated VIEs are ¥473,022 million and ¥476,390 million as of September 30, 2009 and March 31, 2009, respectively.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries acquire real estate and establish VIEs to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries have consolidated such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

For Six months ended September 30, 2009 and fiscal 2009, the Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs to support their repayment, since those VIEs had difficulty repaying debt and accounts payable. The amount of those additional funding is ¥5,148 million and ¥7,653 million. As a result, the Company and its subsidiaries have absorbed a majority of the expected losses and consolidated those VIEs. For three months ended September 30, 2009, the Company and its subsidiaries did not contributed additional funding like this.

Total assets of such VIEs are ¥413,796 million and ¥339,141 million as of September 30, 2009 and March 31, 2009, respectively. Those assets are mainly included in investment in operating leases, other assets and other operating assets in the consolidated balance sheets as of September 30, 2009 and March 31, 2009, respectively. And total liabilities of those consolidated VIEs were ¥120,061 million and ¥108,250 million as of September 30, 2009 and March 31, 2009, respectively. Those liabilities are mainly included in long-term debt in the consolidated balance sheets. Certain such consolidated VIEs borrow non-recourse loans from financial institutions, and ¥161,490 million and ¥160,283 million of VIEs’ assets are pledged as collateral for the non-recourse loans as of September 30, 2009 and March 31, 2009, respectively. The lenders of the non-recourse loans and the creditors of the other liabilities have no recourse to other assets of the Company and its subsidiaries.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but deemed to have the potential to recover in the future. The servicing operations for the VIEs are mainly conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs.

Total assets of the consolidated VIEs are ¥15,130 million and ¥17,295 million as of September 30, 2009 and March 31, 2009, respectively. Those assets are mainly included in installment loans in the consolidated balance sheets as of September 30, 2009 and March 31, 2009, respectively. Certain such consolidated VIEs borrow non-recourse loans from financial institutions, and ¥475 million and ¥475 million of VIEs’ assets are pledged as collateral for the non-recourse loans as of September 30, 2009 and March 31, 2009, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(e) VIEs for acquisition of loan receivables

The Company is involved with VIEs established by customers to purchase loan receivables. VIEs receive loan receivables as trust assets from the customers. The servicing operations for the VIEs are conducted by the customers.

The Company consolidated such VIEs since the Company purchased all of beneficial interests of such VIEs.

Total assets of the consolidated VIEs are ¥94,658 million and ¥103,161 million as of September 30, 2009 and March 31, 2009, respectively. Those assets are mainly included in installment loans in the consolidated balance sheets as of September 30, 2009 and March 31, 2009.

(f) VIEs for investment in securities

The Company and its subsidiaries have the interests of VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such VIEs since the Company has the majority of the investment share of them.

Total assets of the consolidated VIEs are ¥32,344 million and ¥39,296 million as of September 30, 2009 and March 31, 2009, respectively. Those assets are mainly included in other operating assets and investment in affiliates in the consolidated balance sheets as of September 30, 2009 and March 31, 2009. Total liabilities of those consolidated VIEs were ¥10,156 million and ¥15,551 million as of September 30, 2009 and March 31, 2009, respectively. Those liabilities are mainly included in trade notes, accounts payable and other liabilities in the consolidated balance sheets. The creditors of those liabilities have no recourse to other assets of the Company and its subsidiaries. The Company has agreements to commit to invest in certain such consolidated VIEs. The total unused capital amount available is ¥1,648 million and ¥1,995 million as of September 30, 2009 and March 31, 2009, respectively.

(g) Kumiai structures

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds are borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated statements of income. The Company and its subsidiaries do not guarantee or otherwise have any significant financial commitments or exposure with respect to the kumiai or its related SPE.

Most of these kumiais are not consolidated by the Company and its subsidiaries since the Company and its subsidiaries are not the primary beneficiary.

7.	Investment in Affiliates

Investment in affiliates at September 30, 2009, and March 31, 2009 consists of the following:

	Millions of yen
	September 30, 2009	March 31, 2009
Shares	274,606	260,155
Loans	105,215	4,540

	379,821	264,695

Combined and condensed information relating to the affiliates for the six months ended September 30, 2008 and 2009 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on the lag basis):

	Millions of yen
	September 30, 2008	September 30, 2009
Operations:
Total revenues	692,147	562,849
Income before income taxes	62,726	82,958
Net income	50,299	37,968

Financial position:
Total assets	4,652,791	4,341,612
Total liabilities	3,546,874	3,335,105
Shareholders’ equity	1,105,917	1,006,507

During the six months ended September 30, 2009, a loss of ¥6,954 million is recorded in equity in net income (loss) of affiliates in the consolidated statements of income, as a change in fair value in relation to an investment that is measured at fair value by the election of fair value option of ASC 825-10 (“Financial Instruments—The Fair Value Option”). In addition, the Company and its subsidiaries sold the investment and recognized a loss of ¥2,724 million in gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net, in the consolidated statements of income for the six months ended September 30, 2009. The Company and its subsidiaries have chosen to apply the fair value option to this investment in an affiliate, which is a relatively short-term investment listed in the stock market, in order to reflect the economic value of the investment in our financial statements. We manage this investment at fair value and we believe that the recognition of earnings based on the changes in fair value of the listed stock as an estimated exit price for this investment is more relevant than applying the equity method to this investment. As a result, there is no related balance in the consolidated balance sheets as of September 30, 2009.

In July 2009, the Company transferred its 51% share ownership in ORIX Credit Corporation (“ORIX Credit”), a domestic subsidiary that operates a card loan business, to Sumitomo Mitsui Banking Corporation, and ORIX Credit became an affiliate accounted for by the equity method with an investment of 49%. The sales of the portion of ownership interest transferred was the gain of ¥3,571 million, and the remeasurement to fair value of the interest retained was ¥3,430 million on sales of subsidiaries and affiliates and liquidation losses, net as of September 30, 2009. A part of the loan to ORIX Credit was repaid as the result of the alliance and the amounts of the transferred equity and the repaid loans are included in sales of subsidiaries, net of cash disposed in the condensed consolidated statement of cash flows.

8.	Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests for six months ended September 30, 2008 and 2009 are as follows:

	Millions of yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Beginning Balance	24,057	25,396
Transaction with noncontrolling interests	1,064	187
Comprehensive income
Net Income	692	1,079
Other comprehensive income
Net change of unrealized gains (losses) on investment in securities	(105)	—
Net change of foreign currency translation adjustments	701	(2,254)
Other comprehensive income	596	(2,254)
Comprehensive income	1,288	(1,175)

Ending balance	26,409	24,408

9.	Shareholders’ Equity

As of September 30, 2009 and for the six months ended September 30, 2009:

a.	Type and number of outstanding shares, including treasury shares

Common stock, 110,218 thousand shares

On July 21, 2009, the Company issued 18,000,000 shares of common stock by way of primary Japanese public offering and international offering. As a result of those offerings, common stock and additional paid-in capital increased by ¥41,677 million and ¥41,347 million, respectively, compared to June 30, 2009.

b.	Type and number of treasury stock

Common stock, 2,763 thousand shares

c.	Stock acquisition rights

Liquid Yield Option Notes	Convertible into 2,493,309 shares of common stock
Series Three Unsecured Bonds	Convertible into 21,919,417 shares of common, exercisable after February 2, 2009
2006 Stock acquisition rights	¥1,768 million, exercisable after June 21, 2008
2007 Stock acquisition rights	¥1,777 million, exercisable after July 5, 2009
2008 Stock acquisition rights	¥473 million, exercisable after July 18, 2010

d.	Dividends

Resolution	The board of directors on May 22, 2009
Type of shares	Common stock
Total dividends paid	¥6,261 million
Dividend per share	¥70.00
Date of dividend record	March 31, 2009
Date of entry into force	June 2, 2009
Dividend resource	Retained earnings

10.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended September 30, 2008 and 2009 are as follows:

	Millions of yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Personnel expenses	71,353	68,885
Selling expenses	16,554	10,265
Administrative expenses	37,757	36,972
Depreciation	1,906	1,632

Total	127,570	117,754

Selling, general and administrative expenses for the three months ended September 30, 2008 and 2009 are as follows:

	Millions of yen
	Three months ended September 30, 2008	Three months ended September 30, 2009
Personnel expenses	35,889	36,239
Selling expenses	7,986	4,830
Administrative expenses	18,696	19,364
Depreciation	962	807

Total	63,533	61,240

The amounts for the six months and the three months related to discontinued operations are reclassified.

11.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

Net pension cost of the plans for the six months ended September 30, 2008 and 2009 consists of the following:

	Millions of yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Service cost	1,520	1,632
Interest cost	672	640
Expected return on plan assets	(1,025)	(876)
Amortization of transition obligation	(1)	(2)
Amortization of net actuarial loss	363	1,050
Amortization of prior service credit	(604)	(604)

Net periodic pension cost	925	1,840

Net pension cost of the plans for the three months ended September 30,2008 and 2009 consists of the following:

	Millions of yen
	Three months ended September 30, 2008	Three months ended September 30, 2009
Service cost	760	816
Interest cost	336	319
Expected return on plan assets	(513)	(437)
Amortization of transition obligation	(1)	(1)
Amortization of net actuarial loss	182	525
Amortization of prior service credit	(302)	(302)

Net periodic pension cost	462	920

12.	Write-Downs of Long-Lived Assets

In accordance with ASC 360-10 (“Property, Plant, Equipment—Impairment or Disposal of Long-Lived Assets”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. We determine fair value based on appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value.

For the six months ended September 30, 2008 and 2009, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values of the amount of ¥47 million and ¥1,173 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations (The amount of ¥298 million was reflected as write-downs of long-lived assets for the six months ended September 30, 2009.).

Full amount of losses were included in the Real Estate segment for the six months ended September 30, 2008. The losses of ¥67 million were included in the Corporate Financial Services segment, ¥902 million were included in the Real Estate segment, ¥15 million were included in the Investment Banking segment and ¥189 million were included in the Overseas Business segment for the six months ended September 30, 2009.

For the three months ended September 30, 2009, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values of the amount of ¥196 million, which are reflected as write-downs of long-lived assets. There was no impairment loss for the three months ended September 30, 2008.

The losses of ¥181 million were included in the Real Estate segment and ¥15 million were included in the Investment Banking segment for the three months ended September 30, 2009.

The details of significant write-downs are as follows.

Condominiums—For the six months ended September 30, 2008 and 2009, ¥47 million and ¥724 million of write-downs were recorded, for 24 units and 18 units mainly to be disposed of by sale, respectively. For the three months ended September 30, 2009, ¥3 million of write-downs for two units were due to the decline in cash flow by each unit.

Others—For the six months ended September 30, 2009, ¥449 million of write-downs were recorded for other long-lived assets. For the three months ended September 30, 2009, ¥193 million of write-downs were recorded for other long-lived assets.

13.	Discontinued Operations

ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) requires that the Company and its subsidiaries reclassify the operations sold or to be disposed of by sale to discontinued operations, without significant continuing involvement in the operations. Under this Codification, the Company and its subsidiaries report the gains on sales and the results of these operations of the subsidiaries, the business units, and certain properties, which have been sold or to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statements of income. Revenues and expenses generated by the operations of the subsidiaries, the business units and these properties recognized for the six months ended September, 2008 have also been reclassified as income from discontinued operations in each year in the accompanying consolidated statements of income.

One of subsidiaries of the Company, which operated amusement parks in Japan, issued new shares and the Company’s voting power in this entity has been diluted during the three months ended September 30, 2009. As a result of this dilution, the entity is no longer consolidated subsidiary and the Company recognized gain of ¥1,856 million.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. For the six months ended September 30, 2008 and 2009, the Company and its subsidiaries earned ¥18,490 million and ¥8,327 million of aggregated gains on such real estate properties, respectively. For the three months ended September 30, 2008 and 2009, the Company and its subsidiaries earned ¥13,927 million and ¥7,822 million of aggregated gains on sales of such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose by sale of rental properties of ¥21,347 million and ¥8,721 million which are mainly included in investment in operating leases in the accompanying consolidated balance sheets at September 30, 2009 and March 31, 2009.

Discontinued operations for the six months ended September 30, 2008 and 2009 and the three months ended September 30, 2008 and 2009 consist of the following:

	Millions of yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Revenues	23,742	11,670
Income from discontinued operations, net	18,596	9,421

	Millions of yen
	Three months ended September 30, 2008	Three months ended September 30, 2009
Revenues	16,586	9,335
Income from discontinued operations, net	13,930	9,755

14.	Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the six months ended September 30, 2008 and 2009, and the three months ended September 30, 2008 and 2009, is as follows:

In the six months ended September 30, 2008, the diluted EPS calculation excludes warrants for 785 thousand shares and treasury stock for 81 thousand shares, as they were antidilutive.

In the six months ended September 30, 2009, the diluted EPS calculation excludes warrants for 1,333 thousand shares, convertible bond for 2,460 thousand shares and treasury stock for 92 thousand shares, as they were antidilutive.

In the three months ended September 30, 2008, the diluted EPS calculation excludes warrants for 882 thousand shares and treasury stock for 81 thousand shares, as they were antidilutive.

In the three months ended September 30, 2009, the diluted EPS calculation excludes warrants for 1,325 thousand shares, convertible bond for 2,479 thousand shares and treasury stock for 79 thousand shares, as they were antidilutive.

	Millions of yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Income attributable to ORIX Corporation from continuing operations	44,434	13,834
Effect of dilutive securities—
Convertible bond	576	654

Income attributable to ORIX Corporation from continuing operations for diluted EPS computation	45,010	14,488

	Millions of yen
	Three months ended September 30, 2008	Three months ended September 30, 2009
Income attributable to ORIX Corporation from continuing operations	14,741	6,429
Effect of dilutive securities—
Convertible bond	294	328

Income attributable to ORIX Corporation from continuing operations for diluted EPS computation	15,035	6,757

	Thousands of Shares
	Six months ended September 30, 2008	Six months ended September 30, 2009
Weighted-average shares	88,968	97,132
Effect of dilutive securities—
Warrants	183	—
Convertible bond	2,263	21,444
Treasury stock	11	—

Weighted-average shares for diluted EPS computation	91,425	118,576

	Thousands of Shares
	Three months ended September 30, 2008	Three months ended September 30, 2009
Weighted-average shares	88,718	102,930
Effect of dilutive securities—
Warrants	139	—
Convertible bond	2,252	21,712
Treasury stock	9	—

Weighted-average shares for diluted EPS computation	91,118	124,642

	Yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Earnings per share for income attributable to ORIX Corporation from continuing operations:
Basic	499.44	142.43
Diluted	492.31	122.18

	Yen
	Three months ended September 30, 2008	Three months ended September 30, 2009
Earnings per share for income attributable to ORIX Corporation from continuing operations:
Basic	166.15	62.46
Diluted	165.00	54.21

Shareholders’ equity per share as of September 30, 2009, and March 31, 2009 is as follows:

	Yen
	September 30, 2008	September 30, 2009
Shareholders’ equity per share	11,776.43	13,059.59

15.	Derivative Financial Instruments and Hedging

(a) Risk management policy

The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the quality of counterparties in advance and regularly monitoring regarding the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

(b) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions.

(c) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure.

(d) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(e) Trading derivatives or derivatives not designated as hedging instruments

The Company and certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements and foreign exchange contracts for risk management purposes but not qualified for hedge accounting under ASC 815 (“Derivatives and Hedging”).

ASC 815-10-65-1 (“Derivatives and Hedging—Disclosures about Derivative Instruments and Hedging activities”) requires to disclose the fair value of derivative instruments and their gains (losses) in tabular format, information about credit-risk-related contingent features in derivative agreements.

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the six months ended September 30, 2009 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in accumulated other comprehensive income (loss) on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen

Interest rate swap agreements	651	Interest on loans and investment securities/Interest expense	(21)	—	—
Foreign exchange contracts	382	Foreign currency transaction loss (gain), net	3	—	—
Foreign currency swap agreements	(2,876)	Interest on loans and investment securities/Interest expense/ Foreign currency transaction loss (gain), net	(92)	—	—

(2) Fair value hedges

	Gains (losses) recognized in income on derivative		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location

Interest rate swap agreements	486	Other operating revenues/expenses	(498)	Interest on loans and investment securities/Interest expense
Foreign exchange contracts	8,645	Foreign currency transaction loss (gain), net	(8,645)	Foreign currency transaction loss (gain), net
Foreign currency swap agreements	3,264	Other operating revenues/expenses	(3,264)	Foreign currency transaction loss (gain), net

(3)	Hedges of net investment in foreign operations

	Gains (losses) recognized in accumulated other comprehensive income (loss) on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen

Foreign exchange contracts	2,178	Brokerage commissions and net gains (losses) on investment securities	779	—	—
Debt loan in local currency	3,804	—	—	—	—

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location

Interest rate swap agreements	14	Other operating revenues/expenses
Foreign currency swap agreements	995	Other operating revenues/expenses
Futures	196	Brokerage commissions and net gains (losses) on investment securities
Foreign exchange contracts	20	Brokerage commissions and net gains (losses) on investment securities
Credit derivatives held/written	285	Other operating revenues/expenses
Options held/written, caps held	(569)	Other operating revenues/expenses

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the three months ended September 30, 2009 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in accumulated other comprehensive income (loss) on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	471	Interest on loans and investment securities/Interest expense	(8)	—	—
Foreign exchange contracts	264	Foreign currency transaction loss (gain), net	1	—	—
Foreign currency swap agreements	(1,004)	Interest on loans and investment securities/Interest expense/ Foreign currency transaction loss (gain), net	(34)	—	—

(2) Fair value hedges

	Gains (losses) recognized in income on derivative		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	73	Other operating revenues/expenses	(146)	Interest on loans and investment securities/Interest expense
Foreign exchange contracts	6,708	Foreign currency transaction loss (gain), net	(6,708)	Foreign currency transaction loss (gain), net
Foreign currency swap agreements	2,733	Other operating revenues/expenses	(2,733)	Foreign currency transaction loss (gain), net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in accumulated other comprehensive income (loss) on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	2,524	—	—	—	—
Debt loan in local currency	2,833	—	—	—	—

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	11	Other operating revenues/expenses
Foreign currency swap agreements	33	Other operating revenues/expenses
Futures	282	Brokerage commissions and net gains (losses) on investment securities
Foreign exchange contracts	(13)	Brokerage commissions and net gains (losses) on investment securities
Credit derivatives held/written	48	Other operating revenues/expenses
Options held/written, caps held	65	Other operating revenues/expenses

Notional amounts of derivative instruments, Fair values of derivative instruments in consolidated balance sheets at September 30, 2009 and March 31, 2009 are as follows.

September 30, 2009

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen

Derivatives designated as hedging instruments
Interest rate swap agreements	273,086	8	Other receivables	3,495	Trade Notes, Accounts Payable and Other Liabilities
Futures, foreign exchange contracts	161,005	4,671	Other receivables	445	Trade Notes, Accounts Payable and Other Liabilities
Foreign currency swap agreements	192,346	16,327	Other receivables	20,423	Trade Notes, Accounts Payable and Other Liabilities
Trading derivatives or derivatives not designated as hedging instruments
Interest rate swap agreements	6,968	1	Other receivables	101	Trade Notes, Accounts Payable and Other Liabilities
Options held/written, caps held	19,414	329	Other receivables	362	Trade Notes, Accounts Payable and Other Liabilities
Futures, Foreign exchange contracts	387,040	1,163	Other receivables	592	Trade Notes, Accounts Payable and Other Liabilities
Foreign currency swap agreements	10,426	1,168	Other receivables	1,117	Trade Notes, Accounts Payable and Other Liabilities
Credit derivatives held/written	52,048	439	Other receivables	50	Trade Notes, Accounts Payable and Other Liabilities

March 31, 2009

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen

Derivatives designated as hedging instruments

Interest rate swap agreements	284,981	86	Other receivables	4,731	Trade Notes, Accounts Payable and Other Liabilities
Futures, foreign exchange contracts	159,066	773	Other receivables	6,782	Trade Notes, Accounts Payable and Other Liabilities
Foreign currency swap agreements	209,921	17,361	Other receivables	13,608	Trade Notes, Accounts Payable and Other Liabilities
Trading derivatives or derivatives not designated as hedging instruments
Interest rate swap agreements	8,353	2	Other receivables	121	Trade Notes, Accounts Payable and Other Liabilities
Options held/written, Caps held	8,653	550	Other receivables	89	Trade Notes, Accounts Payable and Other Liabilities
Futures, foreign exchange contracts	237,759	706	Other receivables	505	Trade Notes, Accounts Payable and Other Liabilities
Foreign currency swap agreements	10,827	—	—	945	Trade Notes, Accounts Payable and Other Liabilities
Credit derivatives held/written	54,913	322	Other receivables	218	Trade Notes, Accounts Payable and Other Liabilities

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies.

If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment on derivative instruments in net liability positions.

There are no derivative instruments with credit-risk-related contingent features that are in a liability position on September 30, 2009.

ASC 815-10-65-2 (“Derivatives and Hedging—Disclosures about credit derivatives and certain guarantees and Clarification of the effective date of FASB Statement No.161”) requires sellers of credit derivatives to disclose additional information about credit-risk-related potential payment risk.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading as of September 30, 2009. Details of credit derivatives written are as follows.

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of a credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *1	7,000	Less than three year	(30)

Total return swap	In case of underlying reference CMBS price falling beyond certain extent *2	44,700	Less than three year	409

*1	Underlying reference company’s credit ratings are more than BBB+ grade rated by rating agencies as of September 30, 2009.
*2	Underlying reference CMBS’s credit rating is top grade rated by rating agency as of September 30, 2009. Unless such top graded CMBS incurs a loss, the Company and its subsidiaries will not suffer a loss.

16.	Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures include financial instruments and derivatives financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

September 30, 2009

	Millions of yen
	Carrying amount	Estimated fair value

Trading instruments
Trading securities	8,879	8,879
Futures:
Assets	822	822
Liabilities	258	258
Credit derivatives held/written:
Assets	439	439
Liabilities	50	50
Options and other derivatives:
Assets	329	329
Liabilities	362	362

Non-trading instruments
Assets:
Cash and cash equivalents	592,852	592,852
Restricted cash	133,241	133,241
Time deposits	4,218	4,218
Installment loans (net of allowance for probable loan losses)	2,548,512	2,474,994
Investment in securities:
Practicable to estimate fair value	762,384	762,412
Not practicable to estimate fair value	173,766	173,766
Liabilities:
Short-term debt	704,168	704,168
Deposits	744,458	761,146
Long-term debt	3,980,525	3,929,254
Futures, Foreign exchange contracts:
Assets	5,012	5,012
Liabilities	779	779
Foreign currency swap agreements:
Assets	17,495	17,495
Liabilities	21,540	21,540
Interest rate swap agreements:
Assets	9	9
Liabilities	3,596	3,596

March 31, 2009

	Millions of yen
	Carrying amount	Estimated fair value

Trading instruments
Trading securities	7,410	7,410
Futures:
Assets	307	307
Liabilities	303	303
Credit derivatives held/written:
Assets	322	322
Liabilities	218	218
Options and other derivatives:
Assets	550	550
Liabilities	89	89

Non-trading instruments
Assets:
Cash and cash equivalents	459,969	459,969
Restricted cash	128,056	128,056
Time deposits	680	680
Installment loans (net of allowance for probable loan losses)	3,173,097	3,059,280
Investment in securities:
Practicable to estimate fair value	729,273	729,273
Not practicable to estimate fair value	189,457	189,457
Liabilities:
Short-term debt	798,167	798,167
Deposits	667,627	680,740
Long-term debt	4,453,845	4,233,800
Futures, Foreign exchange contracts:
Assets	1,172	1,172
Liabilities	6,984	6,984
Foreign currency swap agreements:
Assets	17,361	17,361
Liabilities	14,553	14,553
Interest rate swap agreements:
Assets	88	88
Liabilities	4,852	4,852

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—The carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their relatively short maturity.

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

        Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by SPEs, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. For held-to-maturity securities, the estimated fair values were based on quoted market prices, if available. If a quoted market price was not available, estimated fair values were determined using quoted market prices for similar securities or the carrying amounts (where carrying amounts were believed to approximate the estimated fair values). As for the specified bonds issued by the special purpose entities, or SPEs included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by discounting future cash flows (see Note 2). The Company and its subsidiaries have not estimated the fair value of other securities, as it is not practical. Those other securities consist of non-marketable equity securities, preferred capital shares and unlisted investment funds. Because there were no quoted market prices for other securities and each security had different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair value. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Derivatives—The fair value of derivatives generally reflects the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are available for most of the Company’s and its subsidiaries’ derivatives.

17.	Commitments, Guarantees, and Contingent Liabilities

Commitments—The Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of ¥8,719 million and ¥15,513 million as of September 30, 2009 and March 31, 2009, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	September 30, 2009	March 31, 2009
Within one year	3,958	4,194
More than one year	22,880	22,832

Total	26,838	27,026

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥5,316 million and ¥5,078 million for the six months ended September 30, 2008 and 2009, respectively, and ¥2,674 million and ¥2,484 million for the three months ended September 30, 2008 and 2009, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥520 million and ¥513 million for the six months ended September 30, 2008 and 2009, respectively, and ¥256 million and ¥255 million for the three months ended September 30, 2008 and 2009, respectively. At September 30, 2009 and March 31, 2009, the amounts due are as follows:

	Millions of yen
	September 30, 2009	March 31, 2009
Within one year	875	825
More than one year	729	921

Total	1,604	1,746

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥164,270 million and ¥186,248 million as of September 30, 2009 and March 31, 2009, respectively.

The Company and its subsidiaries have agreements to commit to execute loans for consumers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available is ¥94,300 million and ¥392,861 million as of September 30, 2009 and March 31, 2009, respectively.

Guarantees—The Company and its subsidiaries apply ASC 460-10 (“Guarantees”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of ASC 460-10. The following table represents the summary of potential future payments and book value recorded as guarantee liabilities of the guarantee contracts outstanding as of September 30, 2009 and March 31, 2009.

	Millions of yen
	September 30, 2009		March 31, 2009
Guarantees	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities
Housing loans	20,328	2,897	21,834	3,148
Consumer loans	—	—	35,701	2,818
Corporate loans	315,551	4,220	258,589	7,131
Other	187	1	264	2

Total	336,066	7,118	316,388	13,099

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by the real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Guarantee of consumer loans: ORIX Credit Corporation (“ORIX Credit”) guarantees the consumer loans, typically card loans, issued by Japanese financial institutions. ORIX Credit is obliged to pay the outstanding obligations when these loans become delinquent generally for more than three months. There is no guarantee of consumer loans as of September 30, 2009, due to the shift of ORIX Credit from consolidated subsidiary to equity method affiliate in July 2009.

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ operating assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of September 30, 2009 and March 31, 2009, total amount of such guarantees and book value of guarantee liabilities which amount included in the table above are ¥1,209,500 million and ¥1,196,200 million, and ¥2,087 million and ¥4,050 million, respectively.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2009.

Other guarantees: Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—In addition to the assets that are not accounted for as sales but for as secured borrowings as described in Note 5 (“Securitization Transactions”), and the assets held by SPEs described in Note 6 (“Variable Interest Entities”), the short-term and long-term debt payables to financial institutions are secured by the following assets as of September 30, 2009 and March 31, 2009:

	Millions of yen
	September 30, 2009	March 31, 2009
Minimum lease payments, loans and investment in operating leases	156,999	104,106
Investment in securities	1,339	34,930
Investment in affiliates	8,946	9,179
Other operating assets	53,633	53,327
Office facilities and others	25,673	11,443

Total	246,590	212,985

As of September 30, 2009 and March 31, 2009, investment in securities of ¥47,403 million and ¥35,140 million, respectively, were pledged for primarily collateral deposits.

Under agreements with customers on brokerage business, a subsidiary received customers’ securities with an approximate value of ¥30,314 million and ¥18,547 million as of September 30, 2009 and March 31, 2009, respectively, that may be sold or repledged by the subsidiary. As of September 30, 2009 and March 31, 2009, ¥19,380 million and ¥10,239 million at market value of the securities were repledged as collateral, respectively.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

18.	Segment Information

Financial information about its operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing, commission business for the sale of financial products, and environment-related business
Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and precision measuring equipment and IT-related equipment rentals and leasing
Real Estate	:	Development and rentals of commercial real estate, Condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, and real estate investment and advisory services
Investment Banking	:	Real estate finance, commercial real estate asset securitization, loan servicing (asset recovery), principal investment, M&A advisory, and venture capital
Retail	:	Trust and Banking services, life insurance, securities brokerage and card loans
Overseas Business	:	Leasing, Lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations

Financial information of the segments for the three months ended September 30, 2008 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Segment Revenues	34,405	58,699	82,182	24,912	46,455	46,957	293,610
Segment Profits (losses)	1,399	7,246	19,022	5,069	964	8,218	41,918

Financial information of the segments for the three months ended September 30, 2009 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Segment revenues	28,389	56,146	53,295	20,167	38,887	45,766	242,650
Segment profits (losses)	(11,043)	5,511	10,467	(3,584)	9,639	10,232	21,222

Financial information of the segments for the six months ended September 30, 2008 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Segment Revenues	70,204	117,562	142,937	48,248	96,105	93,317	568,373
Segment Profits (losses)	7,145	14,752	40,111	12,326	8,222	13,968	96,524

Financial information of the segments for the six months ended September 30, 2009 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Segment revenues	58,830	112,383	95,940	41,178	82,112	88,039	478,482
Segment profits (losses)	(9,149)	10,703	10,728	(13,745)	14,820	21,489	34,846

Segment Assets information of September 30, 2009 and March 31, 2009 is as follows

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
September 30, 2009	1,384,106	600,792	1,150,491	1,265,140	1,419,020	851,813	6,671,362
March 31, 2009	1,583,571	648,314	1,175,437	1,321,491	1,554,006	949,852	7,232,671

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net Income (loss) attributable to the noncontrolling interests and discontinued operations. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Minority interests in earnings of subsidiaries and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses and are excluded from the segment profit or loss and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, other operating assets, inventories, advances for investment in operating leases (included in other assets) and investment in affiliates. This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are segment revenues, segment profit and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

The reconciliation of segment totals to consolidated financial statement amounts is as follows.

	Millions of yen
	Three months ended September 30, 2008	Three months ended September 30, 2009
Segment revenues:
Total revenues for segments	293,610	242,650
Revenue related to corporate assets	1,538	738
Revenue from discontinued operations	(16,586)	(9,335)

Total consolidated revenues	278,562	234,053

Segment profit:
Total profit for segments	41,918	21,222
Corporate interest expenses, general and administrative expenses	(1,517)	190
Corporate other gain or loss	788	(536)
Discontinued operations	(13,930)	(9,755)
Net income (loss) attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	676	343

Income before Income Taxes and Discontinued Operations	27,935	11,464

	Millions of yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Segment revenues:
Total revenues for segments	568,373	478,482
Revenue related to corporate assets	4,107	4,635
Revenue from discontinued operations	(23,742)	(11,670)

Total consolidated revenues	548,738	471,447

Segment profit:
Total profit for segments	96,524	34,846
Corporate interest expenses, general and administrative expenses	(808)	138
Corporate other gain or loss	155	(1,674)
Discontinued operations	(18,596)	(9,421)
Net income (loss) attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	1,386	338

Income before Income Taxes and Discontinued Operations	78,661	24,227

	Millions of yen
	March 31, 2009	September 30, 2009
Segment assets:
Total assets for segments	7,232,671	6,671,362
Cash and cash equivalents, restricted cash and time deposits	588,705	730,311
Allowance for doubtful receivables on direct financing leases and probable loan losses	(158,544)	(160,384)
Other receivables	228,581	223,730
Other corporate assets	478,323	453,518

Total consolidated assets	8,369,736	7,918,537

The following information represents geographical revenues, segment profit and segment assets which are attributed to geographic areas based on the country location of the Company and its subsidiaries.

For the three months ended September 30, 2008

	Millions of yen
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Total
Segment Revenues	249,096	18,746	27,306	(16,586)	278,562
Segment Profits (losses)	33,648	986	7,231	(13,930)	27,935

For the three months ended September 30, 2009

	Millions of yen
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Total
Segment Revenues	198,627	23,525	21,236	(9,335)	234,053
Segment Profits (losses)	10,789	3,436	6,994	(9,755)	11,464

For the six months ended September 30, 2008

	Millions of yen
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Total
Segment Revenues	481,289	38,495	52,696	(23,742)	548,738
Segment Profits (losses)	82,816	3,367	11,074	(18,596)	78,661

For the six months ended September 30, 2009

	Millions of yen
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Total
Segment Revenues	398,499	44,110	40,508	(11,670)	471,447
Segment Profits (losses)	13,051	8,356	12,241	(9,421)	24,227

*	Note: Segment information by location are based on income before income taxes as well as results of discontinued operations and minority interests in earnings of subsidiaries, before applicable tax effect. Tax expenses are not included in segment profits.

No single customer accounted for 10% or more of the segment revenues.

In addition to the disclosure requirements under ASC 280-10 (“Segment Reporting”), this information is disclosed pursuant to the disclosure requirements of the Japanese Financial Instruments and Exchange Law.

For the three and six months ended September 30, 2008 and 2009 revenues from overseas customers are as follows.

For the three months ended September 30, 2008

	Millions of yen
	The Americas*1	Other*2	Total
I Overseas revenue	18,875	27,863	46,738
II Consolidated revenue			278,562
III The rate of the overseas revenues to consolidated revenue	6.8%	10.0%	16.8%

For the three months ended September 30, 2009

	Millions of yen
	The Americas*1	Other*2	Total
I Overseas revenue	24,047	21,407	45,454
II Consolidated revenue			234,053
III The rate of the overseas revenues to consolidated revenue	10.3%	9.1%	19.4%

For the six months ended September 30, 2008

	Millions of yen
	The Americas*1	Other*2	Total
I Overseas revenue	37,861	54,677	92,538
II Consolidated revenue			548,738
III The rate of the overseas revenues to consolidated revenue	6.9%	10.0%	16.9%

For the six months ended September 30, 2009

	Millions of yen
	The Americas*1	Other*2	Total
I Overseas revenue	48,442	41,092	89,534
II Consolidated revenue			471,447
III The rate of the overseas revenues to consolidated revenue	10.3%	8.7%	19.0%

*Results of discontinued operations are considered in revenues from overseas customers.

*1: Mainly The United States

*2: Mainly Asia, Europe, Oceania and The Middle East

19.	Subsequent Event

There are no applicable subsequent events from October 1, 2009 to November 12, 2009.